FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34122

Global Education & Technology Group Limited

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

Global Education & Technology Group Limited

Form  6-K

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Education & Technology Group Limited

By:	/s/ Yongqi Zhang
Name:	Yongqi Zhang
Title:	Chief Executive Officer

Date: November 21, 2011

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Exhibit 99.1

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED ENTERS

INTO MERGER AGREEMENT WITH

PEARSON PLC AT $11.006 PER ADS

BEIJING, China, November 21, 2011 — Global Education & Technology Group Limited (Nasdaq: GEDU) (“GEDU”, or the “Company”), a leading provider of educational courses and test preparation services in the People’s Republic of China (the “PRC”) for students who are working towards internationally-recognized English language assessments, today announced that it has entered into a definitive agreement and plan of merger with Pearson plc (“Pearson”), a global media and education company headquartered in London, United Kingdom, and a wholly owned indirect subsidiary of Pearson, pursuant to which Pearson would acquire all of the outstanding shares of the Company for a total value of approximately $294 million.

The Company’s Board of Directors has approved the merger agreement with Pearson and recommends that the Company’s shareholders vote to adopt the merger agreement. Under the terms of the merger agreement, each ordinary share of the Company (including shares represented by American Depositary Shares (“ADSs”), each of which represents four ordinary shares) issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive $2.7515 per ordinary share (or $11.006 per ADS) in cash without interest, except for the ordinary shares held by the Company as treasury shares which will be cancelled without receiving any consideration. The offer represents a 105% premium over the closing price as quoted by Bloomberg L.P. on November 18, 2011 and a 214% premium over the 30-day average price as quoted by Bloomberg L.P. on November 18, 2011, the last trading day prior to this announcement.

“We believe that this transaction presents a unique and very attractive opportunity for us to fulfill our commitment to maximize value for the Company’s shareholders,” said Yongqi Zhang, the chief executive officer and a director of the Company. “We also believe the Pearson group is an ideal home for our employees and customers and that Pearson’s global platform and aim of progress through learning will contribute greatly in growing the Company’s business of helping students in China pass internationally recognized assessments that will help them fulfill their ambitions.”

The merger contemplated by the merger agreement, which is currently expected to close before the end of the fourth quarter 2011, is subject to the adoption of the merger agreement by an affirmative vote of shareholders in accordance with Cayman Islands law, as well as certain other customary closing conditions. A special meeting of GEDU’s shareholders will be held as soon as practicable after the filing of a definitive proxy statement with the U.S. Securities and Exchange Commission (the “SEC”) and subsequent mailing of the proxy statement to shareholders. Mr. Zhang, together with Xiaodong Zhang, the chairman of the Company’s board of directors, and certain shareholder parties related to or affiliated with them, which collectively hold approximately 42.9% of the Company’s outstanding shares, have entered into a voting agreement with Pearson under which those shareholders have agreed to vote their shares in favor of the merger agreement. In addition, SB Asia Investment Fund II L.P., a Cayman Islands limited partnership and a major shareholder of the Company, holding approximately 26.7% of the Company’s outstanding shares, has also entered into a voting agreement with Pearson under which it has agreed to vote its shares in favor of the merger agreement. If completed, the merger will, under Cayman Islands laws, result in the Company becoming a privately-held company and its ADSs would no longer be listed on the Nasdaq Global Select Market.

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Credit Suisse Securities (USA) LLC is serving as exclusive financial advisor to the Company, O’Melveny & Myers LLP is serving as legal advisor to the Company and Conyers Dill & Pearman is serving as the Company’s Cayman Islands legal advisor. Morgan, Lewis & Bockius LLP is serving as legal advisor to Pearson, TransAsia Lawyers is serving as special PRC legal advisor to Pearson and Maples and Calder is serving as Cayman Islands legal advisor to Pearson.

2011 Annual Meeting of Stockholders

In light of today’s announcement, the Company intends to adjourn its 2011 Annual Meeting, scheduled for Monday, December 12, 2011, until further notice.

Additional Information about the Transaction

The Company will furnish to the SEC a report on Form 6-K regarding the transaction, which will include the merger agreement and related documents. All parties desiring details regarding the transaction are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

In connection with the proposed merger, the Company will prepare and mail a proxy statement to its shareholders which will also be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Global Education & Technology Group Limited

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Fax: +86 10 8011-5555

E-mail: ir@gedu.org

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

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This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed merger go forward.

About Global Education & Technology Group Limited

Global Education & Technology Group Ltd. (Nasdaq: GEDU) is a leading provider of educational courses and test preparation services in the PRC for students who are working towards internationally-recognized English language assessments. Under its “Global” brand, the Company also offers diversified services that span a student’s educational life cycle, including after-school courses, overseas study consulting, and professional certification test preparation. As of June 30, 2011, the Company’s network comprised 105 directly operated and 309 franchised learning centers across China, as well as an online course delivery platform with more than one million registered members. For more information, please visit www.gedu.org.

About Pearson

Pearson is the world’s leading learning company. Its major businesses are: Pearson, the global leader in education, providing print and digital learning materials and services used by millions of students of all ages every year; The Financial Times Group, which has an international network of business and financial newspapers and online services that are read by millions of business executives and investors every day; and Penguin Group, which is one of the pre-eminent names in consumer publishing, with an unrivalled range of fiction and non-fiction, bestsellers, and classic titles. Through its books, newspapers and online products and services, Pearson helps people of all ages to live and learn. See www.pearson.com.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in GEDU’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F, as amended from time to time. GEDU does not undertake any obligation to update any forward-looking statement, except as required under applicable law, and does not make any forecasts or projections and does not confirm or adopt any forecasts or projections made by any other person.

For further information, please contact:

Global Education & Technology Group Limited

Ms. Fay Zhang, VP

Phone: +86 10 6212 5800 - 615

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E-mail: ir@gedu.org

ICR Inc.

Mr. Rob Koepp

Phone: +86-10-6583-7516 or +1-646-328-2550

E-mail: robert.koepp@icrinc.com

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Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

dated as of November 19, 2011

among

PEARSON PLC,

GENIUS MERGER SUB

and

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

–i–

(continued)

–ii–

(continued)

–iii–

(continued)

–iv–

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of November 19, 2011 (this “Agreement”) among Pearson plc, a public limited company organized under the laws of England and Wales (“Parent”), Genius Merger Sub, a Cayman Islands exempted company (“Merger Sub”), and Global Education & Technology Group Limited, a Cayman Islands exempted company (the “Company”).

RECITALS

WHEREAS, the board of directors of the Company (the “Board of Directors”), at a meeting duly called and held, has (i) determined that this Agreement, the Merger (as defined below) and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the shareholders of the Company and the Company, (ii) approved the Merger and the other transactions contemplated by this Agreement, (iii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement (including the merger of Merger Sub with and into the Company such that the Company will be surviving company (the “Merger”)), and (iv) resolved to recommend authorization and approval of the Merger, the Plan of Merger and this Agreement by the shareholders of the Company pursuant to Part XVI of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”);

WHEREAS, the boards of directors of Parent and Merger Sub have (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement and the consummation of the transactions contemplated hereby, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, the Supporting Shareholders have each executed and delivered an irrevocable undertaking (collectively, the “Irrevocable Undertakings”) pursuant to which the Supporting Shareholders have agreed to, among other things, vote their respective Ordinary Shares in favor of the authorization and approval of this Agreement and all other resolutions required to effect the Merger, including resolutions approving the Plan of Merger at the Company Shareholders Meeting.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Companies Law, at the Effective Time, Merger Sub will be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease. The Company shall continue its existence under the Cayman Companies Law as the surviving company (within the meaning of the Cayman Companies Law) in the Merger (the “Surviving Company”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law. The Surviving Company shall be liable for and subject, in the same manner as Merger Sub immediately prior to the Effective Time, to all credit agreements, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub.

1.2 Closing. Subject to the satisfaction or waiver of the conditions in Article VI, the consummation of the Merger (the “Closing”) will take place at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, NY, at 10:00 a.m. New York City time, on the Business Day immediately following the satisfaction or waiver of the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing), or such other place and time or on such other date as Parent and the Company may mutually determine (the date on which the Closing actually occurs is referred to as the “Closing Date”).

1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Company will duly execute and file a plan of merger, in substantially the form attached as Exhibit A (the “Plan of Merger”) and other documents required to effect the Merger by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law (together, the “Merger Documents”). The Merger will become effective when the Merger Documents have been duly filed with the Registrar of Companies of the Cayman Islands or on such subsequent date as Merger Sub and the Company shall agree and specify in the Merger Documents in accordance with the Cayman Companies Law (the date and time the Merger becomes effective, the “Effective Time”).

1.4 Effects of the Merger. The Merger will have the effects set forth in this Agreement and the Cayman Companies Law.

1.5 The Memorandum and Articles of Association. At the Effective Time, the substantive provisions of the memorandum and articles of association of the Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company; provided, however, that Article I of the memorandum of association of the Surviving Company shall be amended to read as follows: “The name of the corporation is Global Education & Technology Group Limited”.

1.6 Directors. The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Company (unless otherwise determined by Parent prior to the Effective Time), each to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Company’s memorandum and articles of association, and such appointment of the directors of Merger Sub shall be approved by the Board of Directors at or immediately prior to the Effective Time.

1.7 Officers. Except as otherwise provided herein, the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, continue to be the initial officers of the Surviving Company, each to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Company’s memorandum and articles of association.

ARTICLE II

EFFECT OF MERGER ON SHARE CAPITAL

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, any holder of any shares in the share capital of the Company or any other Person:

(a) Ordinary Shares and ADSs. Each ordinary share, nominal or par value $0.0001 per share, of the Company (collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares, each representing four Ordinary Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than Ordinary Shares and ADSs issued and outstanding immediately prior to the Effective Time that are owned by Parent or Merger Sub or by the Company as treasury shares (if applicable) (collectively, “Excluded Shares”) and, subject to Section 2.2, Dissenting Shares, shall be cancelled and converted into the right to receive the following: (i) in the case of Ordinary Shares (other than Ordinary Shares representing Dissenting Shares or Excluded Shares) not represented by an ADS, such Ordinary Shares shall be entitled to $2.7515 in cash per Ordinary Share, without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.3; or (ii) in the case of Ordinary Shares represented by ADSs (other than ADSs representing Dissenting Shares or Excluded Shares), each ADS shall be entitled to $11.006 in cash, without interest (the “Per ADS Merger Consideration”) subject to the terms and conditions set forth in this Agreement and in the Deposit Agreement. All Ordinary Shares issued and outstanding prior to the Effective Time shall cease to exist and no longer be outstanding, and each holder thereof (whether directly or through an ADS) shall cease to have any rights with respect thereto other than the right to receive the Per Share Merger Consideration or Per ADS Merger Consideration, as the case may be, without interest, upon surrender of the Share Certificate (if any) or ADS representing such share in accordance with Section 2.3.

(b) Ordinary Shares of Merger Sub. Each ordinary share, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and non-assessable ordinary share, $0.0001 par value per share, of the Surviving Company. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Company, which fact will be reflected in the register of members of the Surviving Company.

(c) Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holders thereof, be surrendered and cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(d) Company Stock Options. Effective as of the Effective Time, the Board of Directors (or, if appropriate, any committee thereof administering the Company Equity Incentive Plans and Company Stock Options), in consultation with Parent, shall adopt such resolutions and take such other actions as are required to terminate the Company Equity Incentive Plans and any relevant award agreements issued under the Company Equity Incentive Plans, and provide that each Company Stock Option outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled immediately prior to the Effective Time with the holders thereof having no rights with respect to such Company Stock Options except as set forth in this Section 2.1(d).

(i)	Vested Company Options. Each Vested Company Option outstanding immediately prior to the Effective Time shall be cancelled in exchange for payment of an amount in cash equal to the product of (A) the number of Ordinary Shares subject to such Vested Company Option immediately prior to the Effective Time, and (B) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Vested Company Option (all such cash payments in respect of vested Company Stock Options shall be referred to herein as the “Vested Company Option Payment”). For the avoidance of doubt, each holder of a Vested Company Option with a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall not be entitled to receive any payment in exchange for the cancellation of such Vested Company Option. Parent shall take all actions necessary so that, reasonably promptly after the Effective Time, the Surviving Company shall pay or cause to be paid to each holder of Vested Company Options the Vested Company Option Payment to which such holder is entitled pursuant to this Section 2.1(d)(i) through the Surviving Company’s or its applicable Subsidiaries’ payroll.

(ii)	Unvested Company Options. Subject to the same conditions on vesting (including the schedule and timing of vesting and the terms of forfeiture) as applied to an Unvested Company Option immediately prior to the Effective Time if such Unvested Company Option had not been cancelled, without giving effect to the Merger, each holder of an Unvested Company Option that is cancelled at the Effective Time shall, in exchange thereof, be entitled (subject to the provisions of this Section 2.1(d)(ii)) to be paid by the Surviving Corporation or one of its Subsidiaries on the dates and upon the terms and conditions of the grant thereof such Unvested Company Option would have otherwise vested had it not been cancelled, a cash amount equal to the product of (A) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Unvested Company Option and (B) the number of Shares underlying the portion of such Unvested Company Option that would have vested on the applicable vesting date (the “Unvested Company Option Payment”); provided that if the Exercise Price of any such Unvested Company Option is equal to or greater than the Per Share Merger Consideration, such Unvested Company Option shall be cancelled at the Effective Time without any payment therefor; and provided, further, for the avoidance of doubt, that in the event any of the conditions of forfeiture, termination or cancellation pursuant to the terms of the original grant of such Unvested Option are met or occur, the holder of the Unvested Option shall be entitled to no payment. No amount payable under this Section 2.1(d)(ii) shall be credited with interest for the period from the Effective Time until vesting. The Surviving Company or one of its Subsidiaries shall make the Unvested Company Option Payment as promptly as reasonably practicable after the applicable vesting date (taking into account internal payroll procedures and other relevant considerations).

(e) Adjustments. Without limiting the other provisions of this Agreement, if, at any time during the period between the date hereof and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the Per Share Merger Consideration, the Per ADS Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock and to provide to the holders of Ordinary Shares (including Ordinary Shares represented by ADSs) and Company Stock Options the same economic effect as contemplated by this Agreement prior to such action.

2.2 Dissenters’ Rights. No shareholder who has validly exercised its appraisal and dissention rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration as provided for in Section 2.1 with respect to the Ordinary Shares owned by such shareholder (the “Dissenting Shares”) unless and until such shareholder shall have effectively withdrawn or lost such shareholder’s appraisal and dissention rights under the Cayman Companies Law. Any such shareholder shall instead be entitled to receive only the payment of the appraised value resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such shareholder’s Dissenting Shares, and such Dissenting Shares shall be cancelled at the Effective Time. The Company shall give Parent prompt notice of any demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ rights of appraisal, and Parent shall be entitled to participate in and direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding the foregoing, all Dissenting Shares held by any shareholder who shall have failed to validly exercise its appraisal and dissention rights, or withdrawn or lost such shareholder’s rights to appraisal of such Dissenting Shares under Section 238 of the Cayman Companies Law, shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration in the manner provided in Section 2.3.

2.3 Exchange of Ordinary Shares and ADSs.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint JPMorgan Chase Bank, National Association or such other bank or trust company that may be designated by Parent and is reasonably satisfactory to the Company to act as agent (the “Paying Agent”) to receive the funds to which holders of Ordinary Shares and ADSs will become entitled pursuant to Section 2.1(a) and 2.2 (in the case of Section 2.2, when ascertained) (collectively, the “Merger Consideration”), and Parent will enter into a paying agent agreement with the Paying Agent, in form and substance reasonably acceptable to the Company and Parent. At or prior to the Effective Time or, in the case of payments pursuant to Section 2.2, when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Ordinary Shares and ADSs, cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Payment Fund”); provided, however, that the Payment Fund shall not include any amounts being withheld from the Supporting Shareholders pursuant to the Irrevocable Undertakings. The Payment Fund shall, pending its disbursement to the holders of Ordinary Shares and ADSs, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion; provided that no such investment or losses shall affect the amounts payable to such holders. Earnings from investments, subject to the immediately preceding proviso, shall be the sole and exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.3(d), the Payment Fund shall not be used for any other purpose.

(b) Exchange Procedure. As promptly as practicable after the Effective Time (and in any event within five Business Days in the case of record holders and three Business Days in the case of The Depository Trust Company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), the Surviving Company shall cause the Paying Agent to mail, and The Depository Trust Company to deliver, to each person who was, at the Effective Time, a registered holder of Ordinary Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.1: (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify that delivery will be effected, and risk of loss and title to the Share Certificates will pass, only upon delivery of such Share Certificates to the Paying Agent, and the manner in which the delivery of the Payment Fund to registered holders of Ordinary Shares shall be effected, and contain such other provisions as Parent and the Company may reasonably agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Ordinary Shares (the “Share Certificates”) (or affidavits and indemnities of loss or surety bond in lieu of the Share Certificates as provided in Section 2.3(h)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or delivery of an affidavit and indemnity of loss or surety bond in lieu of the Share Certificate as provided in Section 2.3(h)) and such other documents as may be required pursuant by the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Ordinary Shares represented by such Share Certificate and each registered holder of Ordinary Shares which are not represented by a Share Certificate (the “Uncertificated Shares”) shall be entitled to receive in exchange therefor a cheque, in the amount equal to (y) the number of Ordinary Shares represented by such Share Certificate (or affidavit and indemnity of loss or surety bond in lieu of the Share Certificate as provided in Section 2.3(h)) or the number of Uncertificated Shares multiplied by (z) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (1) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (2) the Per ADS Merger Consideration, (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs upon surrender by them of their respective ADSs, and (C) the Depositary shall return any amounts transmitted to the Depositary pursuant to the immediately preceding clause (A) that remain with the Depositary and unclaimed by any ADS holders at the time following the date that is six months after the Closing Date. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement in connection with the Transaction) and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs. No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Ordinary Shares that is not registered in the register of members of the Company, such transferee may be issued that portion of the Merger Consideration payable upon due surrender of the Share Certificate representing such transferred Ordinary Shares, if the Share Certificates, if any, which immediately prior to the Effective Time represented such Ordinary Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, no transfers of Ordinary Shares or ADSs shall be effected in the register of members of the Company or the books and records of the Depositary. If, after the Effective Time, any Share Certificate is presented to the Surviving Company, Parent or the Paying Agent, or ADSs are presented to the Depositary, for transfer or any other reason, such Share Certificate or ADSs shall be cancelled and (except for Excluded Shares and Dissenting Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate or ADS is entitled pursuant to this Article II.

(d) Termination of Payment Fund. At any time following the date that is six months after the Closing Date, the Surviving Company will be entitled to require the Paying Agent and the Depository to deliver to it any funds in the Payment Fund that had been made available to the Paying Agent and not disbursed to holders of Ordinary Shares or ADSs (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and thereafter such holders who have not complied with this Article II and have not received the Per Share Merger Consideration or Per ADS Merger Consideration therefor shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.1(a), 2.1(d) and 2.3(b), subject to applicable abandoned property, escheat and other similar Laws.

(e) No Further Ownership Rights in Company Shares. The Per Share Merger Consideration paid upon the delivery of a Share Certificate (if any) in accordance with the terms of this Agreement will be deemed to have been paid in full satisfaction of all rights pertaining to the Ordinary Shares formerly represented by such Share Certificate.

(f) No Liability. To the fullest extent permitted by applicable Law, none of Parent, Merger Sub, the Company, the Surviving Company, the Paying Agent or the Depositary will be liable to any shareholders of the Company or any other Person in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Payment Fund remaining unclaimed by shareholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration or Per ADS Merger Consideration, as the case may be, shall not be sent to Company shareholders (including holders of ADSs) who are untraceable unless and until, except as provided below, they notify the Paying Agent or Depositary (as applicable) of their current contact details prior to the Effective Time. A holder of Ordinary Shares or ADSs will be deemed to be untraceable if (i) it had no registered address in the register of members (or branch register) maintained by the Company or the Depositary, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such holder either (A) has been sent to such holder and has been returned undelivered or has not been cashed or (B) has not been sent to such holder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Company Shareholders Meeting convened to vote on the Merger has been sent to such holder and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders (including holders of ADSs) of the Company who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Company. Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable and who subsequently request payment of any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(h) Lost, Stolen or Destroyed Share Certificates. In the event that any Share Certificate has been lost, stolen or destroyed, the Surviving Company or Paying Agent will, upon (i) the receipt of an affidavit of that fact by the holder thereof in form and substance reasonably satisfactory to the Surviving Company or Paying Agent, as the case may be, and (ii) the posting of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, pay in exchange for such lost, stolen or destroyed Share Certificate whose holder is recorded as a holder of Ordinary Shares in the register of members of the Company at the Effective Time the Merger Consideration payable in respect of the Ordinary Shares represented by such lost, stolen or destroyed Share Certificate.

(i) Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to JPMorgan Chase Bank, N.A. (the “Depositary”) to terminate the Deposit Agreement dated as of October 7, 2010 between the Company and the Depositary (the “Deposit Agreement”) in accordance with its terms.

(j) Agreement of Fair Value. Parent, Merger Sub and the Company agree that the Per Share Merger Consideration (and the Per ADS Merger Consideration with respect to the Ordinary Shares represented by each ADS) represents the fair value of the Ordinary Shares for the purposes of Section 238(8) of the Cayman Companies Law.

(k) Certain Matters. Notwithstanding anything contained herein to the contrary, a portion of the consideration otherwise payable to the Supporting Shareholders shall not be paid to the Supporting Shareholders pursuant to Article II but shall instead be subject to the terms and conditions of the Irrevocable Undertakings.

2.4 Withholding Tax. The Surviving Company, Parent, the Paying Agent and the Depositary will be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person such amounts, if any, required to be deducted and withheld pursuant to applicable Tax Law. To the extent that amounts are required to be deducted and withheld, the Surviving Company, Parent, the Paying Agent or the Depositary shall pay the full amount deducted and withheld to the relevant Government Authority in accordance with applicable Tax Law and such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Company, Parent, the Paying Agent or the Depositary (as applicable).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (i) in the SEC Filings filed with the SEC prior to the date hereof (excluding any disclosures set forth in any risk factor section or any other disclosure in any other forward-looking or cautionary statements) or (ii) in the disclosure schedule delivered by the Company to Parent on the date hereof (the “Disclosure Schedule”), it being understood and agreed that disclosure of any item in any section or subsection of Article III of the Disclosure Schedule shall be deemed disclosure only in such section and in such other sections or subsections if the relevance of such item to such other sections or subsections is reasonably apparent on its face, the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Qualification, Organization and Subsidiaries.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized, incorporated or formed, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, incorporation or formation. Each of the Company and its Subsidiaries (i) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and is in good standing as a foreign corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, would not, individually or in the aggregate, constitute a Material Adverse Effect. The Company has made available to Parent prior to the date hereof complete and correct copies of the memorandum and articles of association (or equivalent organizational and governing documents) of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of its organizational and governing documents (including its memorandum and articles of association and similar documents).

(b) Section 3.1(b) of the Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, the jurisdiction of organization and the outstanding equity interests (including partnership interests and limited liability company interests) owned by the Company or its Subsidiaries of each such Subsidiary. All such equity interests of such Subsidiaries held by the Company or by any other Subsidiary have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. Other than as set forth in Section 3.1(b) of the Disclosure Schedule with respect to the Variable Interest Entities, all such equity interests are owned by the Company or by another Subsidiary free and clear of any Liens, other than Permitted Liens.

(c) With respect to the Company’s Subsidiaries that are variable interest entities as defined in FIN46(R) under GAAP and are consolidated by the Company for financial reporting purposes pursuant to the terms thereof, the Company possesses control over such Subsidiaries through the Control Agreements, true and complete copies of which have been made available to the Parent prior to the date hereof.

(d) Global Education & Technology (HK) Limited has not conducted any business in any jurisdiction other than holding the equity interests of Beijing Global.

3.2 Capitalization.

(a) The authorized share capital of the Company is $50,000, divided into 500,000,000 Ordinary Shares. As of the close of business on November 18, 2011: (i) 104,824,751 Ordinary Shares were issued and outstanding; (ii) no Ordinary Shares were held as treasury shares; (iii) 5,885,430 Ordinary Shares were subject to outstanding Company Stock Options; and (iv) other than 17,005 Share Units which had not yet vested, all restricted Ordinary Shares and Share Units that were previously issued by the Company were fully vested. Since November 18, 2011, the Company has not issued any shares in its capital or other rights or securities exercisable, convertible into or exchangeable for shares in its capital, other than pursuant to any equity awards or interests referred to above that were issued pursuant to the Company Equity Incentive Plans and that were outstanding as of November 18, 2011 or as expressly permitted pursuant to Section 5.1(b). All outstanding Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to (other than with respect to the right of first refusal or co-sale rights under the Shareholder Agreements) and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right and have been offered, issued, sold and delivered by the Company in compliance with all requirements of applicable law.

(b) Except for this Agreement, the Irrevocable Undertakings, the Shareholder Agreements, the Control Agreements or as set forth in Section 3.2(a) above or Section 3.2(b)(i) of the Disclosure Schedule, (i) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments of any kind, including any shareholder rights plan, relating to the issuance of shares or other equity interests to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares in its capital or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exercisable or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares in its share capital or other equity interests, or (D) provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of its direct or indirect Subsidiaries or any other Person. Section 3.2(b)(ii) of the Disclosure Schedule sets forth a correct and complete list of all outstanding Company Stock Options (including the names of the Persons who hold such Company Stock Options, the number of Ordinary Shares issuable upon exercise of such Company Stock Options and the exercise price with respect thereto) as of the date hereof.

(c) Other than the ADSs and the Deposit Agreement, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any of its Subsidiaries on any matter.

(d) Other than the ADSs, the Deposit Agreement and the Shareholder Agreements, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting, transfer or registration of the shares or other equity interest of the Company or any of its Subsidiaries or granting any person the right to elect, or to designate or nominate for election, a director to the Board of Directors or any of its Subsidiaries.

(e) Except as set forth on Section 3.2(e) of the Disclosure Schedule, since December 31, 2010, the Company has not declared or paid any dividend or distribution in respect of any shares in its capital or other equity interests of the Company, and other than the issuance of Ordinary Shares upon the exercise of Company Stock Options, neither the Company nor any of its Subsidiaries has issued, sold, repurchased, redeemed or otherwise acquired any shares in its capital or other equity interests of the Company or its Subsidiaries, and their respective boards of directors (or similar governing bodies) have not authorized any such actions.

(f) The Sunnykey International Holdings Limited Share Incentive Plan and all obligations thereunder, including with respect to all options granted thereunder, was assumed by the Company on February 1, 2010. Except as set forth on Section 3.2(f) of the Disclosure Schedule, all Company Stock Options and Company Restricted Stock Awards were granted under the Sunnykey International Holdings Limited Share Incentive Plan. Each Company Stock Option has an exercise price per Ordinary Share equal to or greater than the fair market value of such Ordinary Share at the close of trading on the date of or Business Day immediately preceding such grant. Each Company Stock Option and Company Restricted Stock Award (i) was granted in compliance with all applicable Laws in all material respects and all of the terms and conditions of the Company Equity Incentive Plans and (ii) has a grant date no earlier than the date on which the Board of Directors (or applicable committee thereof) actually approved such Company Stock Option or Company Restricted Stock Award, as the case may be.

(g) As of the date hereof, there is no outstanding indebtedness for borrowed money (including the issuance of any debt security) to any Person (other than accounts payable to trade vendors incurred in the ordinary course of business for goods and services) of the Company or its Subsidiaries other than as reflected in the consolidated balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date or incurred after the Balance Sheet Date and set forth on Section 3.2(g) of the Disclosure Schedules.

(h) Except as set forth in Section 3.2(h) of the Disclosure Schedule, the Company or its applicable Subsidiaries have caused the Founders to file all filings required to be made by them with the local counterparts of the State Administration of Foreign Exchange of the PRC (“SAFE”) in accordance with the Circular on Issues Relating to the Administration of Foreign Exchange of Company Financing through Offshore Special Purpose Vehicles and Round-Tripping Investment by PRC Resident (《关于境内居民通过境外特殊目的公司融资及返程投资外汇管理相关问题的通知》[汇发（2005）75号]) (“SAFE Circular 75”) issued by SAFE with effect from November 1, 2005. Neither the Company nor any of its Subsidiaries has received any oral or written notice or communications from the local SAFE insinuating the rejection, delay, challenge or variation of the filings under SAFE Circular 75 and, to the Knowledge of the Company, there are no facts or circumstances that would result in such filings being rejected, delayed or otherwise challenged by the competent local counterparts of SAFE.

3.3 Authority.

(a) The Company has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject, in the case of the Merger, to the Company obtaining the affirmative vote of the holders of at least two-thirds of the Ordinary Shares attending a duly convened shareholders meeting of the Company (in person or by proxy), voting by poll, in accordance with Section 233(6) of the Cayman Companies Law authorizing the Plan of Merger and approving this Agreement (the “Shareholder Approval”).

(b) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Merger and the other transactions contemplated hereby, in each case, subject only to obtaining the Shareholder Approval. This Agreement has been duly executed and delivered and, assuming due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses (collectively, “General Enforceability Exceptions”).

(c) The Board of Directors, at a meeting duly called and held, (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the shareholders of the Company and the Company, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) declared this Agreement advisable, and (iv) resolved to recommend authorization, adoption and approval of the Merger, the Plan of Merger and this Agreement by the shareholders of the Company (collectively, the “Board Recommendation”). Except for any Change in the Board Recommendation permitted by Section 5.5(e), the Board of Directors has directed that the Plan of Merger and this Agreement be submitted to the shareholders of the Company for their approval. The Shareholder Approval is the only vote of the holders of any class or series of the Company’s securities necessary to approve, adopt and execute this Agreement and consummate the transactions contemplated hereby.

3.4 Noncontravention.

(a) Neither the execution and delivery of this Agreement nor the consummation of the Merger and the other transactions contemplated hereby will (i) violate any provision of the memorandum and articles of association (or equivalent organizational or governing documents) of the Company or any of its Subsidiaries, (ii) assuming compliance with the filing and notice requirements set forth in clauses (i) through (v) of Section 3.4(b) and the Shareholder Approval is obtained, violate any Law applicable to the Company or any of its Subsidiaries or (iii) except as set forth in Section 3.4(a) of the Disclosure Schedule, conflict with, result in any violation or breach of or default (with or without the giving of notice or the lapse of time or both) under, give rise to a right of, or result in a, termination, first offer, first refusal, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract to which the Company or any of its Subsidiaries is a party, or (iv) result in the creation of any Lien on any properties, rights or assets of the Company or any of its Subsidiaries, except, in the case of the immediately preceding clauses (ii), (iii) and (iv), to the extent that any such violation would not, individually or in the aggregate, constitute a Material Adverse Effect.

(b) The execution and delivery by the Company of this Agreement does not, and the performance hereof by the Company will not, require any Order or Permit of, or filing with or notification to, any Governmental Entity, except for (i) such filings under state securities Laws or blue sky Laws, the Securities Act and the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (ii) such filings as may be required under the rules and regulations of the Nasdaq Global Select Market (“Nasdaq”), including any applications for delisting of the ADSs with Nasdaq, (iii) such other filings set forth on Section 3.4(b) of the Disclosure Schedule, (v) the filing and recordation of the Merger Documents with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, and (vi) such other Orders, Permits, filings and notifications which, if not obtained or made, would not, individually or in the aggregate, constitute a Material Adverse Effect.

3.5 SEC Filings and Financial Statements.

(a) Since October 7, 2010, the Company has filed or furnished, on a timely basis, all forms, documents and reports required to be filed with or furnished to the SEC under the Securities Act or the Exchange Act (collectively with any amendments thereto, the “SEC Filings”). Each of the SEC Filings, as of its filing date (and as of the date of any amendment), has complied or, if filed or furnished after the date hereof and before the Effective Time, will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each of the SEC Filings filed prior to the date hereof did not, and each SEC Filing filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries of the Company are subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the SEC Filings.

(b) The financial statements (including all related notes and schedules thereto) of the Company and its Subsidiaries included or incorporated by reference into the SEC Filings present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments, the effect of which, individually and in the aggregate, is not material, and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements) and were prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved. Since October 7, 2010, the Company has been and is in compliance with the applicable rules and regulations of the Securities Act, the Exchange Act and Nasdaq, except for any such noncompliance that would not, individually or in the aggregate, constitute a Material Adverse Effect.

(c) The Company and its Subsidiaries have no Liabilities other than Liabilities (i) that are reflected, or for which reserves were established, on the consolidated balance sheet (or in the notes thereto) included in the Company’s consolidated financial statements set forth in the Company’s Form 20-F filed with the SEC for the fiscal year ended December 31, 2010 (the “Balance Sheet Date”) as filed with the SEC prior to the date of this Agreement, (ii) incurred in the ordinary course of business since the Balance Sheet Date, (iii) incurred in connection with this Agreement and the performance of the transactions contemplated hereby, or (iv) that would not be, individually or in the aggregate, a Material Adverse Effect.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(e) As of the date hereof, the Net Cash Amount is not less than the amount set forth in Section 3.5(e) of the Disclosure Schedule.

3.6 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act, and the Company has established and maintains internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as required by Rule 13a-15(b) under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to the Company and its Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding disclosure and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Except as set forth on Section 3.6 of the Disclosure Schedule, the Company has not identified any material weaknesses in its internal controls, and to the Knowledge of the Company there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and authorizations required pursuant to the rules and regulations adopted pursuant to Section 401 of the Sarbanes-Oxley Act, without qualification, when next due. To the Knowledge of the Company, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiary or their respective internal controls or compliance policies or procedures. The Company has made available to Parent copies of all material complaints or concerns (or, in the case of verbal material complaints or concerns that the Company has Knowledge of, written summaries thereof) relating to other matters made through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether an in-house attorney employed by the Company or any of its Subsidiaries or external legal counsel, has reported evidence of any violation of any securities Laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary thereof or any of their respective officers, directors, employees or agents to the Company’s chief legal officer or audit committee (or other committee designated for the purpose) of the Board of Directors pursuant to the rules adopted pursuant to Section 307 of SOX or any Company policy contemplating such reporting, including in instances not required by such rules.

3.7 Taxes. Except as set forth in Section 3.7 of the Disclosure Schedule:

(a) All material Tax Returns required to have been filed by the Company and each of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and each such Tax Return is complete and accurate in all material respects. All material amounts of Taxes due and payable by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, other than such payments that are being contested in good faith by appropriate proceedings and that are set forth in Section 3.7(a) of the Disclosure Schedule.

(b) There is no material audit, examination, investigation or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of any Taxes. There are no material Tax Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) The Company and each of its Subsidiaries has withheld and paid all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement or material Tax indemnity agreement, other than (i) agreements exclusively between or among the Company and its Subsidiaries and (ii) commercial Contracts entered into in the ordinary course of business and debt agreements that do not relate primarily to Taxes.

(f) Neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company or any of its Subsidiaries) filing an affiliated, consolidated, combined or unitary Tax return or has any Liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor.

(g) Neither the Company nor any of its Subsidiaries has received written notice from a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns claiming that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction.

(h) The description of the Tax treatment of the Company contained in the disclosure under the heading “Taxation” commencing on pages 50 and F-33 of The Company’s Form 20-F report for its fiscal year ended December 31, 2010 is an accurate description of the Tax treatment of the Company and its Subsidiaries.

3.8 Compliance with Laws; Orders; Permits; Litigation.

(a) The Company and each of its Subsidiaries are and have been in compliance with all Laws and Orders to which the Company or such Subsidiary is subject or by which the Company’s or any of its Subsidiaries’ respective properties are bound, except where such failure to comply would not, individually or in the aggregate, constitute a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s Knowledge, verbal notice, from any Governmental Entity of or been charged with by any Governmental Entity and to the Knowledge of the Company there are no inquiries or investigations pending or threatened by any Governmental Entity with respect to, a material violation of any applicable Law.

(b) The Company and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Permits that are necessary for it to own or lease its properties and assets and conduct its business as presently conducted, and all such Permits are in full force and effect and no cancellation or suspension of any Permit is pending or threatened, in each case except where such failure to own, hold, possess or lawfully use, or the suspension or cancellation of, or failure to be valid or in full force and effect of such Permit would not, individually or in the aggregate, constitute a Material Adverse Effect. To the Knowledge of the Company, and except as set forth in Section 3.8(b) of the Disclosure Schedule, as of the date hereof there are no facts or circumstances indicating that any of the Company’s Subsidiaries will not pass the annual inspections conducted by the applicable Government Entities with respect to their respective Permits for non-enterprise units or operation as privately owned schools, as applicable.

(c) None of the Company, its Subsidiaries or any of their respective directors, officers or legal representatives or, to the Knowledge of the Company, any of their respective employees, agents, consultants or any other Person acting for or on behalf of the Company or its Subsidiaries, has: (i) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly, indirectly or through a third party, to any officer, employee or any other Person acting in an official capacity for any Governmental Entity (including any political party or official thereof), or to any candidate for political office (individually and collectively, a “Government Official”) for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, or (C) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company or its Subsidiaries, or any of their respective directors, officers or employees, in obtaining or retaining business for or with, or in directing business to, any Person; or (ii) otherwise taken any action which would cause the Company or any of its Subsidiaries to be in violation of any United States Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, or any other Law of similar effect in any jurisdiction to which such Person is subject (collectively, “Anti-Corruption Laws”). The Company has effective controls and procedures, training and internal accounting control systems that are applicable to the Company and its Subsidiaries and that are sufficient to provide reasonable assurances that violations of the Anti-Corruption Laws will be prevented, detected and deterred.

(d) There is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that (i) challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (ii) would, individually or in the aggregate, constitute a Material Adverse Effect. There is no Order imposed and outstanding upon the Company or any of its Subsidiaries, or any of their respective assets or properties that would, individually or in the aggregate, constitute a Material Adverse Effect.

3.9 Real and Personal Properties. Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, the Company and each of its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the on the consolidated balance sheet (or in the notes thereto) included in the Company’s consolidated financial statements set forth in the Company’s Form 20-F filed with the SEC for the fiscal year ended December 31, 2010 or acquired after the Balance Sheet Date (except as have been disposed of since the Balance Sheet Date in the ordinary course of business), free and clear of all Liens other than Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Company and its Subsidiaries have sufficient properties and assets (including real property) and sufficient title to all their tangible properties and assets (including real property), to conduct their respective businesses as currently conducted or as contemplated to be conducted; and (b) all such tangible properties and assets have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which presently used.

3.10 Intellectual Property.

(a) Section 3.10(a) of the Disclosure Schedule sets forth a true and complete list of all Intellectual Property owned by the Company or any of its Subsidiaries that is registered, patented or subject to an application for registration or patent (including the owner, inventor (if applicable), application and registration date, and the jurisdictions where such Intellectual Property is registered, patented or where applications have been filed, and all registration, patent or application numbers, as appropriate) as of the date hereof (the “Company-Registered Intellectual Property”).

(b) Except as set forth on Section 3.10(b)(i) of the Disclosure Schedule, the Company-Registered Intellectual Property has not been for the last two years since the date hereof, and to the Knowledge of the Company, is not currently, subject to any material government or third party objection or challenge to registration or issuance (in whole or in part). Except as set forth on Section 3.10(b)(ii) of the Disclosure Schedule, the Company-Registered Intellectual Property has been filed and prosecuted in compliance with all applicable Law.

(c) Except as set forth on Section 3.10(c) of the Disclosure Schedule, no Company-Owned Intellectual Property, and to the Knowledge of the Company, no Licensed Intellectual Property, material to the operation of the business of the Company or any of its Subsidiaries is the subject of any Liens (other than Permitted Liens), licenses, concurrent use agreements, consent agreements or any other similar arrangement that would restrict the ability of the Company or its Subsidiaries to use such Intellectual Property following the Closing in the manner currently used by the Company or its Subsidiary.

(d) Except as set forth on Section 3.10(d) of the Disclosure Schedule, the Company and its Subsidiaries own, license or otherwise possess valid rights to use, sell and otherwise commercially exploit, as the case may be, all Intellectual Property material to the conduct of the business of the Company and its Subsidiaries and there is no Order to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound that restricts the Company’s or its Subsidiaries’ rights to use any Intellectual Property material to the conduct of the business of the Company and its Subsidiaries as presently conducted.

(e) Except as set forth on Section 3.10(e) of the Disclosure Schedule, no Actions by the Company or any of its Subsidiaries have been threatened in writing during the last two years or are pending against any Person in connection with any Company-Owned Intellectual Property, and to the Knowledge of the Company, no Company-Owned Intellectual Property is currently being infringed, diluted, misappropriated or otherwise violated by any Person in any material respect.

(f) Except as set forth on Section 3.10(f) of the Disclosure Schedule: (i) to the Knowledge of the Company, neither the use of the Company-Owned Intellectual Property as currently used by the Company or any of its Subsidiaries in the conduct of their business, nor the conduct of the business as currently conducted by the Company and its Subsidiaries (including the products and services of the Company and its Subsidiaries), infringes, dilutes, misappropriates or otherwise violates in any material respect the Intellectual Property of any Person; (ii) no Actions are pending or, to the Knowledge of the Company, threatened that challenge the rights of the Company or any of its Subsidiaries in, or the validity or enforceability of, the Company-Owned Intellectual Property; and (iii) neither the Company nor any of its Subsidiaries has received any written charge, complaint, claim, demand or notice as of the date hereof or during the four years prior to the date hereof alleging that the Company or any of its Subsidiaries has infringed, misappropriated, misused or otherwise violated the Intellectual Property of any third party.

(g) Except as set forth on Section 3.10(g)(i) of the Disclosure Schedule, no Trade Secret that is material to the business of the Company or its Subsidiaries has been authorized to be disclosed, or to the Knowledge of the Company, has actually been disclosed by the Company or any of its Subsidiaries to any Person (including current and former employees, consultants and contractors of the Company and its Subsidiaries), other than pursuant to a confidentiality or non-disclosure agreement restricting the disclosure and the use thereof or pursuant to applicable Laws or Orders or proceedings of a Governmental Entity, and the Company and its Subsidiaries have in place valid written confidentiality and Intellectual Property assignment agreements with the employees set forth on Section 3.10(g)(ii) of the Disclosure Schedule under which each such employee agrees to assign to the Company or one of its Subsidiaries all Intellectual Property conceived or developed by such employee in the course of their employment with the Company or its Subsidiary and, where applicable, acknowledges that works to which they contributed were “works made for hire.”

(h) The Company and its Subsidiaries do not use the trademark of “环球兴学” (Global Xingxue) in any business or services as registered in Category 41 under the PRC Trademark Law other than having and using such in the registered name of one of the Subsidiaries.

3.11 Software and Information Systems.

(a) To the Knowledge of the Company, the software and other information technology material to operate the business of the Company and its Subsidiaries: (i) are in satisfactory working order and are scalable to meet current and reasonably anticipated capacity; (ii) have appropriate security, back-ups, disaster recovery arrangements, and hardware and software support and maintenance to minimize the risk of material error, breakdown, failure, or security breach occurring and to ensure if such event does occur it does not cause a material disruption to the operation of the business of the Company or any of its Subsidiaries; (iii) are configured and maintained to minimize the effects of viruses and do not contain Trojan horses or other malicious code; and (iv) have not suffered any material error, breakdown, failure, or security breach in the last twenty-four months that has caused disruption or damage to the operation of the business of the Company or any of its Subsidiaries, or that was potentially reportable to any Governmental Entity.

(b) The Company and its Subsidiaries are, and following the Effective Time the Surviving Company will be, in possession of working copies of all software used in the operation of the business of the Company and its Subsidiaries, including object and (only for software owned by the Company or any of its Subsidiaries) source code, and all related manuals, licenses and other documentation.

(c) To the knowledge of the Company, all Open Source Software used by the Company and its Subsidiaries in the software owned by and proprietary to the Company or its Subsidiaries is fully segregable and independent from any software that is proprietary to the Company or any of its Subsidiaries, and no Open Source Software in the software owned by and proprietary to the Company or its Subsidiaries is or has been incorporated or otherwise integrated into, aggregated, compiled or distributed, in whole or in part, with any proprietary software of the Company or its Subsidiaries. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has made any improvements or changes to, or is otherwise using, any Open Source Software in a manner that would obligate the Company or its Subsidiaries to share with the open source community any source code associated with the Company’s or its Subsidiaries’ proprietary software or systems.

3.12 Franchise Matters.

(a) Section 3.12(a)(i) of the Disclosure Schedule accurately identifies all current Franchise Agreements by name of Franchisee, date of agreement, expiration date, and location of centers. Other than the Franchise Agreements, no other contracts are currently in force (or have obligations that survive termination or expiration) between the Company or any Subsidiary and any third party granting to such third party the right, or any option or right of first refusal, to conduct business under the trademarks, service marks or trade names owned or used by the Company or any Subsidiary. The Company has made available to Parent the latest form of Franchise Agreement, and each Franchise Agreement set forth on Section 3.12(a)(i) of the Disclosure Schedule conforms to the form in all material respects (other than pricing terms and unless otherwise stated in Section 3.12(a)(ii) of the Disclosure Schedule). Except as set forth in Section 3.12(a)(ii) of the Disclosure Schedule, to the Knowledge of the Company, the centers that are the subject of current Franchise Agreements are open to the public and operating. The Company has made available true and complete copies of all Franchise Agreements set forth on Section 3.12(a)(ii) of the Disclosure Schedule.

(b) Attached to Section 3.12(b)(i) of the Disclosure Schedule is a true and complete copy of the current form of Franchise Agreement.

(c) Except as expressly set forth in the Franchise Agreements, there are no contract limitations prohibiting the Company or its Subsidiaries or Affiliates from operating centers or selling franchises to do so or selling Company products or services in any geographic area or location.

(d) Section 3.12(d) of the Disclosure Schedule identifies by jurisdiction and effective date all currently effective franchise regulatory filings under local Franchise Laws (including the PRC Regulation on the Administration of Commercial Franchises and the PRC Administrative Measures for Filing of Commercial Franchise). The Company has made available to Parent true, accurate and complete copies of the offering circulars used by the Company or its Subsidiaries relating to the sale of franchises.

3.13 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, state of facts, event, development or effect that has had or would constitute, individually or in the aggregate, a Material Adverse Effect.

(b) Except as expressly contemplated by this Agreement, since the Balance Sheet Date, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business and (ii) there has not occurred any action or event described in Section 5.1(b) (i), (ii), (iii), (v), (vi), (xii), (viii), (ix), (x), (xii), (xiii), clause (B) of (xv), (xvi) or (xviii) that, had such action or event occurred after the date hereof and prior to the Effective Time, would have first required the consent of Parent pursuant to Section 5.1(b).

3.14 Contracts.

(a) Section 3.14(a) of the Disclosure Schedule sets forth a true and complete list of the following Contracts to which the Company or any of its Subsidiaries is a party to or bound by as of the date of this Agreement (collectively, the “Material Contracts”):

(i)	any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or as a “definitive material agreement” (as such term is defined in Item 1.01 of Form 8-K of the SEC under the Exchange Act);

(ii)	any Contract containing any right of any exclusivity in favor of any other party thereto with respect to any matter material to the Company’s business (including the sale, resale or distribution of any of the Company or its Subsidiaries products or the provision of the services of any of the Company’s or its Subsidiaries’ or the geographic area in which any product may be sold, resold or distributed or any services may be provided) or any covenant limiting the ability of the Company or any of its Subsidiaries to engage in any line of business, compete with any Person or in any geographic area or solicit the employees of another Person;

(iii)	each Contract that creates, governs or controls a partnership, joint venture or other similar arrangement with respect to the Company or any of its Subsidiaries;

(iv)	all contracts for borrowed money or guarantees thereof, for which the Company or any of its Subsidiaries is liable;

(v)	each Contract (x) entered into during the three-year period prior to the date hereof pursuant to which any earn-out, deferred or contingent payment remains outstanding or (y) entered into during the two-year period prior to the date hereof pursuant to which indemnification obligations are still in effect (excluding indemnification obligations in respect of representations and warranties that survive indefinitely) in each case that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) other than this Agreement;

(vi)	each lease and sublease pursuant to which the Company or any of its Subsidiaries uses or holds any material property involving payments by or to the Company or any of its Subsidiaries of more than RMB 600,000 on an annual basis;

(vii)	all contracts of the Company or any of its Subsidiaries that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(viii)	each mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien (other than a Permitted Lien) on any material real property or asset of the Company or any Subsidiary thereof;

(ix)	each Contract that provides for the payment, increase or vesting of any benefits or compensation in connection with the consummation of the Merger;

(x)	each Contract (or series of related Contracts) for the purchase or sale of materials (other than purchase orders issued pursuant to a Contract governing such purchase orders or Contracts for the purchase or sale of materials entered into in the ordinary course of business), supplies, goods, services, equipment or other assets providing for annual payments by the Company and its Subsidiaries or to the Company and its Subsidiaries, respectively, during the calendar year prior to the date hereof of RMB 500,000 or more;

(xi)	each written Contract relating to one or more capital expenditures pursuant to which the Company or any of its Subsidiaries has future financial obligations in excess of RMB 300,000;

(xii)	each Franchise Agreement;

(xiii)	the Control Agreements;

(xiv)	each Contract pursuant to which any Intellectual Property rights that are material to the conduct of the business of the Company and its Subsidiaries as presently conducted that have been licensed to or by the Company or any Subsidiary, except license agreements that are commercially available to relate to “off-the-shelf software” (the “Licensed Intellectual Property”);

(xv)	each contract providing for the indemnification of any current or former director, officer or employee of the Company or any Subsidiary thereof; and

(xvi)	any Contract that would reasonably be expected to prohibit, impede or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement.

(b) (i) Each Material Contract is, and after the consummation of the transactions contemplated by this Agreement will continue to be, a legal, valid and binding obligation of the Company and its Subsidiaries, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, (ii) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in material breach, material default or material violation under any Material Contract (and no event has occurred with which notice or lapse of time or both would constitute a material breach, default or violation by the Company or any of its Subsidiaries thereunder); (iii) neither the Company nor any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract, and to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a material default on the part of any counterparty under such Material Contract; and (iv) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice from any Person that such Person intends to terminate, or not renew, any Material Contract. Complete and correct copies of each Material Contract have been made available to Parent prior to the date hereof.

(c) To the Knowledge of the Company, neither the Company nor any Subsidiary thereof is a party to or bound by: (i) any Contract entered into during the five-year period prior to the date hereof pursuant to which any earn-out, deferred or contingent payment remains outstanding that is not set forth in subsection (v) of Section 3.14(a) of the Disclosure Schedule, in each case that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) other than this Agreement; or (ii) any Contract containing any “standstill” or similar obligation other than the Non-Disclosure Agreement.

3.15 Employee Benefits. Except as set forth on Section 3.15 of the Disclosure Schedule, all the Company’s Subsidiaries are in compliance in all material respects with all applicable social security benefits for their employees required by the PRC Laws, including pension fund, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and housing fund. None of the Company’s Subsidiaries have received any notice, letter or other written or oral communications from any Government Entity regarding any non-compliance of employee social benefits requirements.

3.16 Labor and Employment Matters. Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours or work, employment standards, human rights, pay equity, privacy, workers compensation, workplace safety and insurance, labor relations and occupational safety and health (including PRC Law, PRC Labor Contract Law and PRC Regulations on Paid Annual Leave of Employees), and there are no material complaints, charges or claims against the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to any act or practice which constitutes or would reasonably be expected to constitute an unfair labor practice under applicable Law. Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, there are no pending, or, to the Knowledge of the Company, threatened, labor disputes (other than routine individual grievances), lockouts, strikes, slowdowns, work stoppages or labor arbitration proceeding. Except as set forth on Section 3.16(a) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or similar labor contracts or understandings with any labor unions.

3.17 Environmental. Except as would not, individually or in the aggregate, constitute a Material Adverse Effect: (a) the Company and each of its Subsidiaries are in compliance with all, and have not violated any, applicable Environmental Laws (as defined below); (b) the Company and each of its Subsidiaries possess and comply with, and have not violated any, Permits required under Environmental Law for their respective operations as currently and since the beginning of the last complete fiscal year prior to the date hereof have been conducted, and neither the Company nor any of its Subsidiaries has received any notice that, and to the Knowledge of the Company there is no basis for any such Permit to be revoked, not re-issued, or adversely modified; (c) there are no Actions pending or, to the Knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries alleging any violation of or liability (i) under any Environmental Law, or (ii) arising out of the presence or release of any substance or material listed, classified or regulated by any Governmental Entity as toxic or hazardous, as a pollutant or contaminant, or as any other words having the same or similar meaning (“Materials of Environmental Concern”); (d) neither the Company nor any of its Subsidiaries is subject to or affected by any Order under any Environmental Law or regarding any Materials of Environmental Concern; (e) neither the Company nor any of its Subsidiaries has released any Materials of Environmental Concern at any property currently or formerly owned or operated by any of them and, to the Knowledge of the Company, no Materials of Environmental Concern are otherwise present at or affecting any property owned or operated by the Company or any of its Subsidiaries or any other location (including any facility for the treatment, storage, or disposal of Materials of Environmental Concern), in such circumstances or under such conditions that could reasonably be expected to result in liability to the Company or any of its Subsidiaries pursuant to Environmental Laws or adversely affect any of them; and (f) neither the Company nor any of its Subsidiaries has assumed or retained, by contract or, to the Knowledge of the Company, by operation of Law, any liability under Environmental Laws or regarding any Materials of Environmental Concern.

3.18 Insurance. The Company and its Subsidiaries maintain policies of insurance covering the Company, its Subsidiaries or any of their respective directors, officers, legal representatives, employees, properties or assets (collectively, the “Policies”), including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies in the PRC engaged in businesses similar to that of the Company and its Subsidiaries (taking into account the cost and availability of such insurance). The Company has made available true, correct and complete copies of all material insurance Policies and, except as would not, individually or in the aggregate, constitute a Material Adverse Effect, all of such Policies are in full force and effect (with all premiums due and payable thereon having been paid in full) and will not terminate or lapse by reason of this Agreement or the consummation of any of the transactions contemplated by this Agreement and, except as set forth in Section 3.18(a) of the Disclosure Schedule, there is no material claim pending under any of such Policies. Section 3.18(b) of the Disclosure Schedule sets forth the aggregate amount of the annual premium for the Company’s directors’ and officers’ liability insurance policy (including any Side A coverage) in effect as of the date hereof.

3.19 Proxy Statement. The proxy statement relating to the Company Shareholder Meeting (along with any amendments and supplements thereto and any document incorporated by reference therein) (the “Proxy Statement”) and all information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement shall not, on the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

3.20 Brokers and Other Advisors. No broker, finder, financial advisor, investment banker or other similar Person, other than Credit Suisse Securities (USA) LLC (the “Financial Advisor”) is or will be entitled to any brokerage or finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company or any of its Subsidiaries. Prior to the date hereof, the Company has made available to Parent a true and correct copy of each engagement letter between the Company and its Subsidiaries, on the one hand, and the Financial Advisor and any of its Affiliates, on the other hand.

3.21 Opinion of the Financial Advisor. The Financial Advisor has delivered its written opinion, dated as of the date hereof, to the effect that, as of such date, the Merger Consideration to be received by the shareholders of the Company pursuant to this Agreement is fair to such shareholders from a financial point of view.

3.22 Takeover Statutes Not Applicable. The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated hereby from, and this Agreement, the Merger and the other transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share acquisition”, “fair price”, “interested shareholder”, “business combination” or other anti takeover laws and regulations of any Governmental Entity of the Cayman Islands or, to the Knowledge of the Company, any other jurisdiction that would be applicable to the Company, or contained in the memorandum and articles of association of the Company. The Company does not have in effect any shareholder rights plan, “poison pill” or similar anti-takeover plan or arrangement.

3.23 Affiliate Transactions. Except as set forth on Section 3.23 of the Disclosure Schedule and for director and employment related Contracts filed or incorporated by reference as an exhibit to a form, report or other document filed by the Company with the SEC prior to the date hereof, as of the date hereof, neither (a) any officer or director of the Company or of any of its Subsidiaries, (b) any Person that beneficially owns 5% of the outstanding Ordinary Shares, nor (c) any Affiliate of any of the Persons referred to in the immediately preceding clauses (a) and (b) of this Section 3.23, is a party to any Contract that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

3.24 Foreign Private Issuer. The Company is a Foreign Private Issuer as defined in Section 240.3b-4 of the Exchange Act.

3.25 No Additional Representations. Except for the representations and warranties made by the Company in this Agreement, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their respective affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Sub acknowledge the foregoing. Except in the event of fraud or willful misrepresentation, neither the Company nor any other person will have or be subject to any liability to Parent or Merger Sub, or any other person resulting from the distribution to the Parent or any of its affiliates or Representatives, or Parent’s (or any of or any of its affiliates’ or Representatives’) use of, any such information, including any information, documents, projections, forecasts, management presentations in expectation of the Merger or the other transactions contemplated hereunder or other material made available to them by the Company or its Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

4.1 Organization. Parent is a public limited company duly incorporated and validly existing under the Laws of England and Wales and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and each of Parent and Merger Sub (i) has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as presently conducted, and (ii) is qualified to do business and is in good standing as a foreign corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, with respect to clauses (i) and (ii), where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or any of the other transactions contemplated by this Agreement. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

4.2 Authorization. Each of Parent and Merger Sub has the requisite legal power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action, and no other action on the part of Parent or Merger Sub is necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than the adoption and approval pursuant to the Cayman Companies Law of this Agreement immediately after the execution and delivery of this Agreement by Parent (or a wholly owned Subsidiary of Parent) in its capacity as the sole shareholder of Merger Sub and compliance with the filing and notice requirements set forth in clauses (i) through (v) of Sections 4.3(b). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming its due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as limited by General Enforceability Exceptions.

4.3 Noncontravention.

(a) Neither the execution and the delivery of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement, will, (i) violate any provision of the memorandum and articles of association (or equivalent organizational or governing documents) of Parent or Merger Sub, (ii) assuming compliance with the filing and notice requirements set forth in clauses (i) through (iv) of Section 4.3(b), violate any Law applicable to Parent or Merger Sub on the date hereof, (iii) conflict with, result in any violation or breach of, or default (with or without the giving of notice or the lapse of time or both) under, give rise to a right of, or result in a termination, first offer, first refusal, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, any Contract to which Parent or Merger Sub is a party or (iv) result in the creation of any Lien (other than a Permitted Lien) on any properties, rights or assets of Parent or Merger Sub, except in the case of clauses (ii), (iii) or (iv) to the extent that any such violation would not reasonably be expected to prevent or materially delay consummation of the Merger or any of the other transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance thereof will not, require any Order, Permit of, or filing with or notification to, any Governmental Entity, except for (i) such filings under state securities Laws or blue sky Laws, the Securities Act and the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement, (ii) such filings required under the rules and regulations of the Nasdaq, (iii) such filings set forth on Section 4.3(b) of the Disclosure Schedule as may be required under any Other Antitrust Laws, (iv) the filing and recordation of appropriate merger or other documents as required by the Cayman Companies Law, (v) such Orders, Permits, filings and notifications which if not obtained or made, would not reasonably be expected to prevent or materially delay consummation of the Merger or any of the other transactions contemplated by this Agreement.

4.4 Capitalization of Merger Sub. The authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value $1.00 per share, one of which is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, directly or indirectly owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets or liabilities of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

4.5 Available Funds. Each of Parent and Merger Sub has available and will continue to have available to them, at all times from the date hereof through Effective Time, all funds (either as cash on hand or as committed borrowing facilities) necessary for the payment to the Paying Agent of the aggregate amount of the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including all related Expenses of the Parent and Merger Sub).

4.6 Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any of their respective Affiliates, other than any such Action that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Merger or any of the other transactions contemplated by this Agreement, and neither Parent nor Merger Sub nor any of their respective Affiliates are a party to or subject to the provisions of any Order which would reasonably be expected to prevent or materially delay consummation of the Merger or any of the other transactions contemplated by this Agreement.

4.7 Ownership of Company Shares. Other than as a result of this Agreement or the Irrevocable Undertakings, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Ordinary Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Ordinary Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

4.8 Certain Actions. As of the date hereof, except for the Buyer Group Contracts, there are no Contracts (i) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the transactions contemplated hereby; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

4.9 Buyer Group Contracts. On or prior to the date hereof, Parent has delivered to the Company a true, correct and complete copy of the Irrevocable Undertakings and the noncompetition agreements between Parent, on the one hand, and each of the Founders, on the other hand, dated of even date herewith (collectively, the “Buyer Group Contracts”), including all amendments thereto or modifications thereof. As of the date hereof, other than the Buyer Group Contracts, there are no Contracts relating to any of the transactions contemplated hereby between Parent, Merger Sub or any of their Affiliates, on the one hand, and the Founders, the Founder Vehicles, the Existing Investor or any of their respective Affiliates, on the other hand (excluding any agreements among any one or more of the foregoing solely relating to the management and control of the Surviving Company following the Effective Time).

4.10 Information Supplied. None of the information relating to Parent or its Affiliates supplied or to be supplied in writing by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (along with any amendments and supplements thereto) will, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

4.11 Brokers and Other Advisors. No broker, finder, financial advisor or investment banker is entitled to any brokerage or finder’s fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent, Merger Sub or any of their respective Affiliates (other than, following the Effective Time, the Surviving Company).

4.12 Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its affiliates and their respective Representatives not to, hold any such person liable with respect thereto, other than in the case of fraud or willful breach in connection therewith. In no event shall this Section 4.12 be deemed to limit the representation and warranties of the Company set forth in this Agreement.

4.13 No Vote of Security Holders Required. No vote of the security holders of Parent, or of any entity that controls Parent, is required by applicable Law, stock exchange listing regulations or the constituent documents of Parent or such controlling entity, in order for Parent and Sub to consummate the Merger and the other transactions contemplated by this Agreement.

4.14 No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Agreement, neither Parent nor Merger Sub nor any other person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing. Except in the event of fraud or willful misrepresentation, neither Parent, Merger Sub nor any other person will have or be subject to any liability to the Company, or any other person resulting from the distribution to the Company or any of its Affiliates or Representatives, or the Company’s (or any of or any of its Affiliates’ or Representatives’) use of, any such information, including any information, documents, projections, forecasts, management presentations in expectation of the Merger or the other transactions contemplated hereby or other material made available to them by Parent or its Representatives.

ARTICLE V

COVENANTS

5.1 Operation of the Company’s Business.

(a) From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII (the “Termination Date”), except (i) as required by applicable Law, (ii) with the prior written consent of Parent, or (iii) as expressly set forth in Section 5.1(a) of the Disclosure Schedule, the Company shall, and shall cause each of its Subsidiaries to, (y) carry on its business in the ordinary course, and (z) use reasonable efforts to keep available the services of its current officers and employees, to preserve substantially intact its existing business organization and goodwill and preserve intact its corporate structure and its relations and goodwill with third parties with which it has material business relations as of the date hereof.

(b) Without limiting the generality of Section 5.1(a), except as (i) otherwise expressly required or expressly contemplated by this Agreement or as required by Law; (ii) Parent may approve in advance in writing; or (iii) set forth in Section 5.1(b) of the Disclosure Schedule, between the date hereof and the Effective Time or the Termination Date, as applicable, the Company shall not, and shall cause its Subsidiaries not to, do any of the following:

(i)	adopt any amendments to its memorandum and articles of association or similar applicable organizational or governing documents;

(ii)	declare, authorize, set aside or pay any dividends on or make any distribution with respect to any of its outstanding shares or other equity interests (whether in cash, assets, stock or other securities of the Company or such Subsidiaries), except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its wholly owned Subsidiaries;

(iii)	split, combine or reclassify any of its shares or issue or grant or authorize or propose the issuance or grant of any of its shares in its capital or other securities or any option, warrant or other right to acquire or receive any such shares or other securities, except for issuances of Ordinary Shares as required to be issued upon exercise or settlement of Company Stock Options under the Company Equity Incentive Plans outstanding on the date hereof in accordance with the terms thereof in effect on the date hereof;

(iv)	purchase, redeem or otherwise acquire any of its or its Subsidiaries shares or any other of its or its Subsidiaries’ securities or any rights, warrants or options to acquire any such shares or other securities, except in each case in connection with the exercise and settlement of outstanding awards as of the date hereof under the Company Equity Incentive Plans;

(v)	incur, assume, guarantee or become obligated with respect to any indebtedness for borrowed money (including the issuance of any debt security to any Person other than the Company or any of its Subsidiaries and any obligations evidenced by notes, bonds, debentures or similar Contracts) (excluding letters of credit issued in the ordinary course of business), except for transactions in the ordinary course of business among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(vi)	(A) (x) make any material change in any method of Tax accounting (y) make or change any material Tax election or (z) make any material change in any of the financial accounting principles or practices, other than changes required by GAAP or applicable Law or regulatory requirements with respect thereto; (B) file any material amended Tax Return, settle or compromise any material Tax liability (other than a Tax liability with respect to which the Company or its Subsidiaries is indemnified) or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes; (C) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund; (D) seek any Tax related ruling; or (E) enter into an agreement with any relevant Governmental Entity to amend, modify, waive or affect in any adverse manner any material Tax incentives and benefits granted to the Company and its Subsidiaries;

(vii)	(A) increase the salary or other cash or equity compensation of any director, employee or individual consultant of the Company or any of its Subsidiaries, other than increases in the salaries of non-officer employees in the ordinary course of business, except in each case as required by the terms of any applicable employment agreement in existence as of the date hereof or routine annual increases in the ordinary course of business consistent with past practice; (B) grant any new bonus, benefit or other direct or indirect compensation to any director, officer, or, other than in the ordinary course of business consistent with past practice, to any non-officer employee or individual consultant of the Company or any of its Subsidiaries, in each case except for routine annual increases in the ordinary course of business consistent with past practice; (C) increase the coverage or benefits currently available or any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the managers, directors, officers or employees of the Company or any of its Subsidiaries, except for any increases that would not result in a material increase to the cost to the Company and its Subsidiaries; (D) enter into any employment, deferred compensation, severance, special pay, consulting, non-competition or similar agreement or arrangement with any employees, managers, directors, officers or individual consultants of the Company or any of its Subsidiaries (or amend any such agreement to which the Company or any of its Subsidiaries is a party), except for offer letters entered into in the ordinary course of business consistent with past practice with any new non-officer employees with annual compensation per employee of less than RMB 400,000 (provided that all such agreements and arrangements shall not in the aggregate provide for annual compensation of more than RMB 2,000,000), consulting agreements with individual consultants entered into in the ordinary course of business consistent with past practice, settlement agreements entered into with terminated non-officer employees in the ordinary course of business consistent with past practice that provide for aggregate severance payments and benefits of less than RMB 200,000 per individual (provided that all such agreements and arrangements shall not in the aggregate provide for payments and benefits of more than RMB 1,000,000) or agreements or arrangements that restrict an employee, former employee or former individual consultant while imposing no restriction on the Company or any Subsidiary; or (E) enter into any collective bargaining agreement with any labor organization or union;

(viii)	acquire, directly or indirectly, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock, securities, equity interests (including any instrument convertible into or exercisable for equity interests or any derivative instruments that derive their value from reference to any equity interest) or businesses or make any investment in another entity, other than (A) an entity that is a Subsidiary of the Company as of the date hereof, or (B) as may be incidental to the incorporation of a wholly owned Subsidiary of the Company);

(ix)	(A) with regard to material Company-Owned Intellectual Property or Licensed Intellectual Property that is exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries, transfer, sell, license or otherwise dispose of any such Company-Owned Intellectual Property or Licensed Intellectual Property or terminate, cancel, materially amend or modify any agreement pertaining to same; and (B) with regard to other assets, transfer, sell, lease, license, surrender, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, except, in the case of the immediately preceding clause (A), (1) in the ordinary course of business, (2) pursuant to Contracts in effect as of the date hereof, and (3) transfers among the Company and its wholly owned Subsidiaries;

(x)	permit any material item of Company-Owned Intellectual Property to lapse or to be abandoned, cancelled, invalidated, dedicated to the public, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company-Registered Intellectual Property;

(xi)	cancel, amend, modify, terminate or waive any material right under any Material Contract, or enter into any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof, other than the entry into any Contract described in Section 3.14(a)(vi) with respect to any lease or sublease or Section 3.14(a)(xiv) with respect to any outbound license, in each case entered into in connection with a Franchise Agreement, Section 3.14(a)(x) with respect to the purchase of supplies for any school owned by the Company or any Subsidiary thereof, or Section 3.14(a)(xii), in each case in the ordinary course of business;

(xii)	settle or compromise any litigation, audit, claim or Action, other than settlements or compromises of any litigation, audit, claim or Action that provide solely for a release of the Company and its Affiliates and monetary relief, where the amount paid by the Company in settlement or compromise, does not exceed RMB 650,000 individually or RMB 1,300,000 in the aggregate;

(xiii)	(A) merge or consolidate the Company or any of its Subsidiaries with any Person (other than the Merger and other than such transactions solely among wholly owned Subsidiaries of the Company and formed in the same jurisdiction as each other that would not result in a material increase in the Tax liability of the Company or its Subsidiaries), (B) propose or adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (C) transfer the equity interests of any Subsidiary of the Company to any entity that is not the current legal or beneficial owner of such Subsidiary, excluding intercompany transfers to the Company or any or its Subsidiaries, whether by way of contribution, sale, purchase, transfer, assignment, consolidation, merger or otherwise;

(xiv)	other than expenditures reflected in the Company’s current budget for 2011 and 2012 and set forth on Schedule 5.10(b)(xiv) or as necessary in the ordinary course of business to maintain existing assets in good repair, consistent with past practice, make or agree to make any capital expenditures, capital additions or capital improvements or enter into any agreements providing for any such capital expenditures, capital additions or capital improvements (including with respect to the amount and timing of such capital expenditures, capital additions or capital improvements), that singly exceeds in value RMB 300,000 or exceeds RMB 1,000,000 in the aggregate;

(xv)	create or incur (A) any Lien or other security interest on any Company-Owned Intellectual Property or Licensed Intellectual Property that is exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries outside the ordinary course of business or (B) any Lien on any other assets of the Company or any of its Subsidiaries having a value in excess of RMB 100,000, in each case, other than Permitted Liens;

(xvi)	enter into any new line of business, other than in the ordinary course of business, provided that such new line of business is related to, and a reasonable expansion of, the Company’s or any of its Subsidiaries’ business that is conducted as of the date hereof;

(xvii)	terminate, cancel, amend or modify any material Policies which are not replaced by a comparable amount of insurance coverage; or

(xviii)	announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

5.2 Operation of Parent’s and Merger Sub’s Business. Each of Parent, Merger Sub and the Company agrees that, from the date hereof to the Effective Time, it shall not (and the Company shall cause its Subsidiaries not to): (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger that are applicable to it becoming incapable of being satisfied; (b) take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of such party to consummate the Merger or the other transactions contemplated under this Agreement.

5.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Closing, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’, as applicable, respective operations.

5.4 Proxy Statement; Shareholders Meeting.

(a) The Company shall, as soon as reasonably practical after the date hereof:

(i)	duly call, give notice of, convene and hold an extraordinary general meeting of its shareholders (including any adjournment or postponement thereof (the “Company Shareholders Meeting”) for the purpose of obtaining the Shareholder Approval;

(ii)	establish a record date (which will be a date that is no more than ten days prior to the Company Shareholders Meeting) for purposes of determining shareholders entitled to notice of and vote at the Company Shareholders Meeting; and

(iii)	instruct the Depositary to (i) fix the record date established by the Company for the Company Shareholders Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (ii) provide all proxy solicitation materials to all Record ADS Holders, and (iii) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.

(b) Subject to Section 5.5, the Board of Directors shall recommend to holders of Ordinary Shares (including Ordinary Shares represented by ADSs) that they approve and adopt this Agreement and approve the Merger, and the Company shall include the Board Recommendation in the Proxy Statement. Unless the Company makes a Change of Board Recommendation in accordance with Section 5.5, the Company shall use commercially reasonable efforts to solicit from the holders of Ordinary Share proxies in favor of the adoption and approval of this Agreement and the approval of the Merger in accordance with the Cayman Companies Law and will use its commercially reasonable efforts to secure the Shareholder Approval. Notwithstanding any Change in the Board Recommendation or the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal), unless this Agreement is terminated pursuant to, and in accordance with, Article VII, this Agreement shall be submitted to the shareholders of the Company at the Company Shareholders Meeting for the purpose of adopting this Agreement in accordance with this Section 5.4.

(c) As soon as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of the Parent and Merger Sub, shall prepare the Proxy Statement and cause it to be mailed to the Company’s shareholders and filed with the SEC. Parent shall promptly provide to the Company any information required for inclusion in the Proxy Statement and shall promptly provide such other assistance in the preparation thereof as may be reasonably requested by the Company from time to time. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (including any amendment or supplement to the Proxy Statement), the Company shall provide Parent with a reasonable opportunity to review and comment on such documents or responses and the Company shall consider all additions, deletions or changes suggested thereto by Parent and its counsel in good faith. If, at any time prior to the Company Shareholders Meeting, any information relating to Parent or the Company, or any of their respective Subsidiaries, Affiliates, officers or directors, should be discovered by Parent or the Company, respectively, which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, Parent or the Company, as the case may be, shall promptly notify the other, and to the extent required by applicable Law, the Company shall amend or supplement the Proxy Statement and disseminate such amendment or supplement to its shareholders, as applicable. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with or submitting to the SEC or Nasdaq or disseminating to its shareholders in connection with the transactions contemplated hereby will comply as to form and substance in all material respects with the requirements of applicable Laws.

5.5 Acquisition Proposals.

(a) Until the earlier of the Effective Time or the Termination Date, the Company shall not, shall cause its Subsidiaries and its and their respective directors and officers not to, and shall use best efforts to cause its and its Subsidiaries’ respective Representatives (other than their respective directors and officers) not to, directly or indirectly:

(i)	initiate, solicit, propose, encourage or take any other action intended or which could be reasonably expected to facilitate (including by way of furnishing non-public information or data concerning the Company or any of its Subsidiaries) any proposals, offers or inquiries with respect to the making or completion of, or proposal or offer that constitutes, or is reasonably expected to lead to the making or completion of, an Acquisition Proposal;

(ii)	engage, continue or participate in any negotiations concerning, or provide any confidential information or data to, or have any discussions with or otherwise cooperate in any way with, any Person relating to the making or completion of an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iii)	approve, endorse, encourage or recommend, or propose to approve, endorse, encourage or recommend (or an intention to approve, endorse, encourage or recommend), or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal or any proposal or offer that constitutes or would reasonably be expected to lead to the making or completion of an Acquisition Proposal; or

(iv)	waive, terminate or modify any “standstill” obligation of any Person other than Parent.

The Company will notify the officers, directors and Representatives of the Company and its Subsidiaries of the restrictions imposed by the preceding sentence and instruct them to comply with those restrictions.

(b) Nothing contained in Section 5.5(a) shall be deemed to prohibit the Company or the Board of Directors from complying with their respective disclosure obligations under applicable U.S. federal or state or non-U.S. Law with regard to an Acquisition Proposal, including taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided, however, that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board has received and is currently evaluating such Acquisition Proposal) that does not contain in such disclosure an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation in favor of the transactions contemplated by this Agreement shall be deemed to be a Change in the Board Recommendation.

(c) If the Board of Directors receives prior to the Shareholder Approval an unsolicited bona fide written Acquisition Proposal that did not result from a breach of Section 5.5(a) of this Agreement or result from an Irrevocable Undertakings Breach and with respect to which the Company has complied (and continues to comply) in all material respects with its obligations under Section 5.5(g) with respect to such Acquisition Proposal (each such Acquisition Proposal, a “Qualifying Acquisition Proposal”), the Company and its Representatives may with respect to such Qualifying Acquisition Proposal, until the Shareholder Approval (after which time the Company and its Representatives shall cease immediately any action described in the immediately succeeding clauses (i), (ii) and (iii)):

(i)	contact the Person who has made such Qualifying Acquisition Proposal to clarify the terms and conditions thereof to the extent the Board of Directors shall have determined in good faith that such contact is necessary to determine whether such Qualifying Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and

(ii)	provide information in response to the request of the Person who has made such Qualifying Acquisition Proposal, if and only if the Company receives from such Person, prior to providing any information or engaging in any negotiations or discussions, an executed confidentiality agreement in customary form and with terms no less restrictive to the other party than those contained in the Non-Disclosure Agreement (an “Acceptable Confidentiality Agreement”) (and the Company provides to Parent prior to or simultaneously with the delivery of such information to such person a copy of all such information that was not previously provided to Parent), subject to Section 5.8(b) of this Agreement; and

(iii)	engage or participate in any discussions or negotiations with the Person who has made such Qualifying Acquisition Proposal for the purpose of clarifying the details of such Qualifying Acquisition Proposal, if and only if the Company receives from such Person, prior to engaging in any negotiations or discussions, an Acceptable Confidentiality Agreement;

provided that prior to taking any action described in Section 5.5(c)(i) or Section 5.5(c)(ii) (A) the Board of Directors shall have determined in good faith, after consultation with outside legal counsel, that, in light of the terms and conditions of such Qualifying Acquisition Proposal and this Agreement, failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Board of Directors to the Company’s shareholders under applicable Law, (B) the Board of Directors shall have determined in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Qualifying Acquisition Proposal either is a Superior Proposal or could reasonably be expected to result in a Superior Proposal, and (C) to the extent the consideration payable in such Qualifying Acquisition Proposal is to be paid in cash, the Board of Directors determines in good faith that such Person has or would be able to marshal the financial capability to consummate the Qualifying Acquisition Proposal.

(d) Except as expressly permitted by Section 5.5(e), neither the Board of Directors nor any committee thereof shall (i) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Board Recommendation, (ii) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal, (iii) publicly take, disclose a position with regard to or issue any statement referencing an Acquisition Proposal that does not contain an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation in favor of the transactions contemplated by this Agreement or (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Board of Directors has received and is currently considering such Acquisition Proposal), (iv) fail to include the Board Recommendation in the Proxy Statement, or to reaffirm the Board Recommendation within four days after Parent so requests in writing, if an Acquisition Proposal has been publicly made directly to the shareholders of the Company generally or has otherwise become publicly known (provided that Parent shall not be entitled to require the Company to reaffirm the Board Recommendation more than four times in total), (v) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract, constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 5.5(c)(ii)) (an “Alternative Acquisition Agreement”) (any action described in clauses (i) through (v), a “Change in the Board Recommendation”).

(e) At any time prior to the Shareholder Approval, if the Company has received a Qualifying Acquisition Proposal that has not been withdrawn and that the Board of Directors concludes in good faith constitutes and continues to be a Superior Proposal, the Board of Directors may (A) effect a Change in the Board Recommendation with respect to such Superior Proposal and/or (B) authorize the Company to pay the Company Termination Fee in accordance with Section 7.6 and terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 7.3(b), if each of the following conditions are first satisfied:

(i)	the Board of Directors determines in good faith, after consultation with an independent financial advisor and outside legal counsel, that failure to do so would be reasonably likely to constitute a breach of the fiduciary duties of the Board of Directors under applicable Laws;

(ii)	prior to effecting such a Change in the Board Recommendation with respect to such Superior Proposal and/or terminating this Agreement to enter into an Alternative Acquisition Agreement in accordance with Section 7.3(b), (A) the Company shall have provided written notice to Parent at least four U.S. Business Days in advance (the “Notice Period”), to the effect that the Board of Directors has received a Qualifying Acquisition Proposal that has not been withdrawn and that the Board of Directors has concluded in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Board of Directors intends to make a Change in the Board Recommendation pursuant to this Section 5.5(e), which notice shall attach the most current version of any draft Alternative Acquisition Agreement provided in connection therewith and, to the extent not contained in such draft, shall set forth the identity of the person making the Superior Proposal and all the material terms and conditions of such Superior Proposal in reasonable detail (it being understood and agreed that any change in the financial terms or any other material amendment to the terms and conditions of such Superior Proposal shall require a new written notice by the Company to Parent in compliance with this Section 5.5(e)(ii)); (B) prior to resolving to make such Change in the Board Recommendation, (1) the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith (to the extent requested by Parent) to execute an amendment to this Agreement so that such Qualifying Acquisition Proposal no longer constitutes a Superior Proposal, (2) prior to the expiration of the Notice Period, Parent does not make a written proposal, without conditions to its execution and delivery, to adjust the terms and conditions of this Agreement that the Board of Directors reasonably determines in good faith (after consulting with and receiving the advice of outside legal counsel and the Company’s financial advisor) to be at least as favorable to the Company and its shareholders as such Superior Proposal, and (3) the Board of Directors considers in good faith any proposal by Parent during such Notice Period to adjust the terms and conditions of this Agreement and determines that the Superior Proposal would continue to constitute a Superior Proposal if such adjustments were to be given effect; provided, however, that in the event of any material revisions to the Qualifying Acquisition Proposal that the Board of Directors has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.5(e)(ii) with respect to such new written notice; and provided, further, that with respect to any such new written notice to Parent, the Notice Period shall be deemed to be a three U.S. Business Day period rather than the four U.S. Business Day period first described in this Section 5.5(e)(ii); and

(iii)	in the case of the Company terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, and as a condition to the effectiveness of such termination, the Company shall have first or concurrently paid the Company Termination Fee in accordance with Section 7.6(b).

(f) The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to (i) immediately cease and cause to be terminated all existing investigation activities, discussions or negotiations with any Person (other than Parent and Merger Sub) with respect to any Acquisition Proposal, (ii) immediately revoke or withdraw access of any Person other than Parent and its Representatives to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiaries previously furnished and request from such Persons the prompt return or destruction of all such non-public information, and (iii) refuse to waive, terminate or modify any “standstill” provisions to which any of the Company and its Subsidiaries is a party.

(g) The Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing of (i) the receipt of any Acquisition Proposal, or (ii) any request for non-public information relating to the Company or the Subsidiaries, and in each case indicating in connection with such notice the identity of the Person or group of Persons making such offer or request and including a written summary of the material terms and conditions of any such Acquisition Proposals, or requests that are not made in writing and copies of any Acquisition Proposals, requests, made in writing and thereafter shall keep Parent reasonably informed on a current basis of the status and terms of any such Acquisition Proposals (including any changes or amendments thereto). Without limiting the generality of the foregoing, the Company shall provide to Parent, as soon as practicable and in any event within 24 hours after the Company’s receipt or delivery of any draft Alternative Acquisition Agreement (and any other written material to the extent such material contains any financial terms, material conditions or other material terms relating to any Acquisition Proposal) sent by or provided to the Company in connection with any Acquisition Proposal, copies of such agreements (or other written materials). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any person following the date of this Agreement that prohibits the Company from providing such information to Parent or is otherwise contrary to the terms of this Agreement.

(h) For purposes of this Agreement:

(i)	“Acquisition Proposal” means any inquiry, proposal or offer relating to or that would reasonably be expected to lead to (i) the acquisition, directly or indirectly, of 15% or more of any class or series of outstanding voting or equity securities of the Company in a single transaction or a series of related transactions by any Third Party, (ii) any merger, consolidation, business combination, reorganization, share exchange, sale of assets, lease, exclusive license, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction or disposition (whether as a single transaction or a series of related transactions) which would result in any Third Party, directly or indirectly, acquiring (A) either 15% or more of any class or series of outstanding voting or equity securities of the Company or (B) assets (including capital stock of or interest in any Subsidiary of the Company) representing 15% or more of the assets of the Company and its Subsidiaries, taken as a whole, or to which 15% or more of the Company’s consolidated revenues, net income and earnings before interest, taxes and depreciation are attributable, (iii) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning directly or indirectly 15% or more of any class or series of outstanding voting or equity securities of the Company in a single transaction or a series of related transactions, or (iv) any combination of the foregoing, in each case other than the Merger.

(ii)	“Superior Proposal” means a Qualifying Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 75% and, to the extent that the consideration payable in such Qualifying Acquisition Proposal is to be paid in cash, that is either fully financed (with cash on hand and/or through committed borrowing facilities) and not subject to any financing conditions and/or accompanied by customary written financing commitment letters from reputable financing sources in amounts sufficient to consummate such Qualifying Acquisition Proposal), which the Board of Directors reasonably determines in good faith, after consultation with an independent financial advisor of nationally recognized reputation in the U.S. (it being understood and agreed that the Financial Advisor is such a financial advisor) and outside legal counsel, and taking into consideration such Qualifying Acquisition Proposal’s (A) terms and conditions, (B) legal, financial, regulatory and other aspects and (C) likelihood of consummation, is more favorable to the Company’s shareholders (other than Parent and its Affiliates) from a financial point of view than the terms set forth in this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent without conditions to the execution and delivery thereof).

5.6 Regulatory Matters and Approvals; Further Action.

(a) To the extent applicable, each of Parent, Merger Sub and the Company shall, as promptly as reasonably practicable following the execution of this Agreement and before the expiration of any relevant legal deadline, make or cause to be made filings to the applicable Governmental Entities, the notification and report form filings required under the Other Antitrust Laws (which filings shall be made as reasonably promptly as practicable after the date hereof) applicable to the transactions contemplated by this Agreement (the “International Filings”). Each of Parent, Merger Sub and the Company shall use its respective reasonable best efforts to obtain promptly any clearance required in connection with the International Filings and take any and all steps reasonably necessary to avoid or eliminate each and every impediment under the Other Antitrust Laws that may be asserted by any Governmental Entity so as to enable the parties hereto to expeditiously consummate of the transactions contemplated by this Agreement including, to the extent permitted by Law, keeping each other apprised of the status of any communications with, and any inquiries or requests for additional information, from any Governmental Entity, provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the transactions contemplated hereby providing for (i) the sale, license of disposition or holding separate of any of the Ordinary Shares or any of the assets of Parent, Merger Sub, the Surviving Company or any of their respective Affiliates, or (ii) the imposition of any limitation or regulation on the ability of Parent, Merger Sub, the Surviving Company or any of their respective Affiliates to conduct freely their respective businesses except, in each case and solely with respect to the Surviving Company and its Subsidiaries, any of the activities described in the immediately preceding clauses (i) and (ii) that does not, individually or in the aggregate, materially and adversely affect the revenues, assets or business prospects of the Surviving Company or any Subsidiary thereof.

(b) Each of Parent and the Company agrees to instruct its respective counsel to cooperate with each other and shall use their respective reasonable best efforts to the extent permitted by Law to (i) furnish to each other’s counsel such reasonably necessary information and reasonable assistance as the other may request in connection with its preparation of any International Filings and (ii) permit the other party’s counsel to review and incorporate such other party’s counsel’s reasonable comments in any filings or other communication given by it to any Governmental Entity or in connection with any proceeding by a private party related to the Other Antitrust Laws with any other Person. None of Parent, the Company nor any of their respective counsel shall independently contact any Governmental Entity or participate in any meeting or discussion (or any other communication by any means) with any Governmental Entity in respect of any such filings, applications, investigation or other inquiry without giving, in the case of Parent, the Company, and in the case of the Company, Parent, in either case, prior reasonable notice of the meeting or discussion, the opportunity to confer with each other regarding appropriate contacts with and responses to personnel of said Governmental Entity, the opportunity to review and comment on the contents of any representations (oral or otherwise) expected to be communicated at the meeting or discussion, and, to the extent permitted by the relevant Governmental Entity, the opportunity to attend and participate at the meeting or discussion (which, at the request of Parent or the Company, as applicable, shall be limited to outside antitrust counsel only).

(c) In furtherance and not in limitation of the foregoing provisions of this Section 5.6, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions set forth in Article VI to be satisfied and to consummate the transactions contemplated by this Agreement including effectuating the Merger in accordance with this Agreement as promptly as practicable, including using its reasonable best efforts (i) to request, submit and obtain all necessary or appropriate consents, waivers, permits, notices and approvals under any Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated hereby; provided, however, that neither Parent not Merger Sub nor any of Parent’s Affiliates shall be obligated to pay any consideration to any third party from whom such consent, waiver or approval is requested, and (ii) to execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(d) The Company or its applicable Subsidiaries shall, as promptly as reasonably practicable following the execution of this Agreement, use its commercially reasonable efforts to obtain the SAFE Circular 75 registration certificate and promptly deliver to Parent copies of such certification upon receipt thereof.

(e) The Company shall take such action as described in Schedule 5.6(e).

5.7 Press Releases and Public Announcement. The text and timing of initial press releases relating to this Agreement issued by Parent and the Company shall be agreed to by each of Parent and the Company. Thereafter, except with respect to a Change in the Board Recommendation or any action taken by the Company or the Board of Directors pursuant to, and in accordance with, Section 5.5, so long as this Agreement is in effect as well as in connection with or in respect of any termination of this Agreement pursuant to Article VII, none of Parent, Merger Sub, the Company or their respective Representatives will issue any press release or make any public announcement or disclosure relating to this Agreement, the Merger or the other transactions contemplated by this Agreement without the prior written approval of, in the case of Parent and Merger Sub, the Company, and in the case of the Company, Parent; provided, however, that each party hereto may issue any such press release or make such public announcement that is required to be made by applicable Law or any applicable rule or regulation promulgated by any applicable securities exchange after consultation with legal counsel, in which case the disclosing party will use its commercially reasonable best efforts to advise and consult with the other parties regarding any such press release or other announcement prior to making any such disclosure.

5.8 Access to Information.

(a) Subject to applicable Law, during the period commencing on the date hereof and ending at the earlier of the Effective Time and the Termination Date, the Company will, and will cause each of its Subsidiaries to, upon reasonable prior written notice of Parent, permit Parent and its Representatives to have reasonable access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and each of its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties, (i) to the officers and senior management, premises, employees, agents, books, records and Contracts of or pertaining to the Company and any of its Subsidiaries and (ii) subject to the prior consent of the Company (which consent is not to be unreasonably withheld, conditioned or delayed), the franchisees, customers and suppliers of the Company and any of its Subsidiaries, in each case, as Parent may reasonably request in writing.

(b) Notwithstanding anything to the contrary in Section 5.8(a), nothing in this Agreement shall require the Company or any of its Subsidiaries or Representatives to provide Parent or any of its Representatives with access to any books, records, documents or other information (i) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Law, or (ii) to the extent disclosure of such books, records, documents or other information, as reasonably determined by the Company’s counsel, would be reasonably likely to result in material antitrust issues for the Company or any of its Subsidiaries (provided that, in any such case, the Company uses its reasonable best efforts to enter into an arrangement with Parent or its counsel to provide for the review of such books, records, documents or other information in a manner that is not reasonably likely to result in such issues). In no event shall the Company provide any information to any Person pursuant to Section 5.5(c) of this Agreement that the Company is not obligated to provide to Parent pursuant to the immediately preceding sentence of this Section 5.8(b).

(c) All information provided or made available pursuant to this Section 5.8 to Parent or its Representatives shall be subject to the Non-Disclosure Agreement.

5.9 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication (whether verbal or written) received by such party or any of its affiliates or Representatives from any Governmental Entity in connection with the Merger or the other transactions contemplated under this Agreement or from any other person alleging that the consent of such person is or may be required in connection with the Merger or the other transactions contemplated under this Agreement, if the subject matter of such communication could be material to the parties hereto (and, for this purpose, including the Surviving Company) or the Merger or other transactions contemplated under this Agreement, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby, or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result, or reasonably expected to cause or result, in (i) a material breach of any representation and warranty or consent in this Agreement or (ii) any of the conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement, or (y) limit the remedies available to the party receiving such notice.

5.10 Shareholder Litigation. The Company shall (a) promptly advise Parent of any Action commenced after the date hereof against the Company or any of its directors (in their capacities as such) by any shareholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, (b) keep Parent reasonably informed regarding any such Action, (c) give Parent the opportunity to participate in such Action, consult with Parent regarding the defense or settlement of any such Action and consider Parent’s views with respect to such Action and (d) not settle any such Action without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The delivery of any notice pursuant to this Section 5.10 will not limit, expand or otherwise affect the remedies available hereunder (if any) to the party receiving such notice.

5.11 Employee Matters.

(a) For a period of not less than one year after the Effective Time (the “Compensation Continuation Period”), Parent shall cause the Surviving Company or any of its Subsidiaries to provide or maintain, for those employees of the Company and its Subsidiaries who are employed immediately prior to the Effective Time and who continue as employees of the Surviving Company or any of their respective Subsidiaries during the Compensation Continuation Period (the “Company Employees”), (i) at least the same level of base salary or wages (as applicable), and (ii) the aggregate annual cash incentive opportunities that are substantially comparable in the aggregate to those provided as of the date hereof by the Company or the applicable Subsidiary to such Company Employees (excluding, for the avoidance of doubt, any equity or equity-based compensation or transaction or retention bonuses).

(b) From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, take such action as described in Schedule 5.11(b).

(c) Nothing contained in this Agreement is intended to require Parent, the Company, the Surviving Company or any of their respective Affiliates to establish or maintain any specific employee benefit plan or arrangement for any length of time. This Section 5.11 is included for the sole benefit of the parties hereto and their respective transferees and permitted assigns and does not and shall not create any right in any other Person, and nothing contained in this Agreement, express or implied, is intended to confer upon any Person any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment.

5.12 Indemnification and Insurance.

(a) The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in Article 167 of the memorandum and articles of association of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company (each, an “Indemnified Party”), unless such modification shall be required by Law.

(b) The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance covering each Indemnified Party on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof (a copy of which has been made available to Parent) for a period of six years after the Effective Time (provided that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable); provided, however, that, subject to the immediately succeeding clause, in no event shall the Surviving Company be required to expend pursuant to this Section 5.12(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. In lieu of the directors’ and officers’ liability insurance coverage described in the immediately preceding sentence, Parent or the Company may, and, at Parent’s request, the Company will, purchase a six-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 5.12(b) shall terminate.

(c) In the event the Surviving Company or any of its successors or assigns (i) consolidates or merges into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 5.12.

(d) From and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations, to indemnify and hold harmless (including any obligations to advance funds for expenses) the Indemnified Parties against all claims, costs, expenses (including legal expenses), judgments and amounts paid in settlement arising out of or relating to any acts or omissions taken by such individual in his or her capacity as director, officer or employee of the Company or such Subsidiary to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and set forth in Section 3.14(a) of the Disclosure Schedule except to the extent such claims, costs, expenses, judgments or amounts are the result of the breach of any fiduciary duty of such person, or as otherwise where indemnification may be limited by applicable Law.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the memorandum and articles of association or other organization documents of the Company or any of its Subsidiaries or the Surviving Company, any other indemnification arrangement, the Cayman Companies Law, directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its Subsidiaries or otherwise. Parent and Merger Sub agree that all rights to indemnification by the Company now existing in favor of each Indemnified Party including provisions relating to the advancement of expenses incurred in the defense of any action or suit, shall survive the Merger and shall remain in full force and effect.

(f) The provisions of this Section 5.12 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties and his or her heirs, each of whom is an intended third-party beneficiary of this Section 5.12, and shall not be terminated or modified in a manner as to adversely affect the rights of any Indemnified Parties.

5.13 Takeover Laws. Without prejudice to Section 3.22, if any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Entity (“Takeover Laws”) is or may become applicable to the Merger, the Company shall (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Takeover Law on the transactions contemplated hereby.

5.14 Financing. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that they have adequate capital resources available to pay the Merger Consideration at the Effective Time (or, in the case of payments required to be made under Section 2.2, when ascertained).

5.15 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement on the terms and conditions set forth in this Agreement.

5.16 Directors, Officers and Legal Representatives.

(a) At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors of the Company, as well as all other documents and instruments necessary to effect the resignation and replacement of such directors in the manner contemplated under Section 1.6, in each case effective at the Effective Time.

(b) The Company shall reasonably cooperate with Parent to (A) identify and obtain any documents, filings or applications required for the removal and resignation of the directors, officers and legal representatives of the schools set forth on Schedule 5.16(b), and (B) obtain and deliver to Parent prior to the Closing copies of such agreements, documents, applications and other instruments as set forth on Exhibit B hereto (but only to the extent Parent has delivered the form of the agreements, documents, applications and other instruments associated with such item to the Company by the date that is six Business Days following the date the Proxy Statement is first filed with the SEC on Form 6-K) regarding the removal and resignation of the directors, officers and legal representatives of the Company and its Subsidiaries set forth on Exhibit B and replacement thereof with Parent’s designees (in each case in form and substance reasonably satisfactory to Parent), duly executed, correctly completed and accompanied with all correct supporting documentation and authorizations for filing by Parent and its Affiliates (as applicable).

5.17 Delisting. The Surviving Company will use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq to cause the ADSs to be de-listed as promptly as practicable following the Effective Time and to be de-registered under the Exchange Act as soon as practicable following the delisting.

5.18 SEC Filings. From the date of this Agreement to the Effective Time, the Company shall timely file with the SEC any Form 20-F required to be filed by it, and any SEC Filing required to be filed by it with respect to the Company’s Form S-8, under the Exchange Act or the Securities Act (collectively, the “Specified Filings”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such Specified Filing shall fully comply with the applicable requirements of the Exchange Act. As of its filing date or, if amended after the date of this Agreement, as of the date of the last such amendment, each such Specified Filing filed pursuant to the Exchange Act shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Specified Filing that is a registration statement, as amended or supplemented, if applicable, filed after the date of this Agreement pursuant to the Securities Act, as of the date such registration statement or amendment became effective after the date of this Agreement, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein in light of the circumstances under which they were made, not misleading.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or, to the extent permitted under applicable Law, waiver by Parent and the Company) at or prior to the Effective Time of the following conditions:

(a) The Shareholder Approval shall have been obtained.

(b) All applicable waiting periods (and any extensions thereof) under the Other Antitrust Laws applicable to the transactions contemplated by this Agreement shall have expired or otherwise been terminated, and the parties shall have received all other necessary pre-closing authorizations, consents and approvals of all Governmental Entities in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby (including the Merger), except where the failure to obtain such authorizations, consents and approvals would not, individually or in the aggregate, materially (i) limit or otherwise adversely affect the ability of any party hereto to consummate the Merger or the other transactions contemplated by this Agreement, (ii) dilute or reduce the benefits to any party hereto of the Merger, or (iii) impact the Company or any Subsidiary thereof.

(c) No provision of any applicable Law making illegal or otherwise prohibiting the consummation of the Merger shall be in effect and no temporary, preliminary or permanent restraining Order preventing the consummation of the Merger shall be in effect.

6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The respective obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment (or, to the extent permitted under applicable Law, waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Company set forth in this Agreement (other than Sections 3.2(a), 3.2(b), 3.2(f), 3.2(g), 3.3 and 3.20) shall be true and correct (without giving effect to any qualification or limitation as to “materiality” or “Material Adverse Effect” contained herein) as of the date hereof and as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not constitute, individually or in the aggregate, a Material Adverse Effect and (ii) the representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), 3.2(f), 3.2(g), 3.3 and 3.20 shall be true and correct in all respects (except, in the case of Sections 3.2(a) and 3.2(b), and the second, third and fourth sentences of 3.2(f), for any de minimis inaccuracies therein) as of the date hereof and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time).

(b) The Company shall have performed in all material respects all of the covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(d) have been satisfied.

(d) There shall not have been any change, event, circumstance, development, condition or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) The Company shall have delivered to Parent evidence in form and substance reasonably satisfactory to Parent that the Shareholder Agreements have been terminated and are of no further force or effect.

(f) The Company shall have delivered to Parent: (i) copies of such agreements and other instruments as set forth on Exhibit B (but only to the extent Parent has delivered the form of the agreements and other instruments associated with such item to the Company by the date that is six Business Days following the date the Proxy Statement is first filed with the SEC on Form 6-K) regarding the transfer of the legal ownership of the Variable Interest Entity (and the novation or assignment of all obligations under all Control Agreements) to Parent’s designees (in each case in form and substance reasonably satisfactory to the parties thereto and Parent), duly executed by all parties thereto (other than Parent’s designees or Affiliates); (ii) the company seal, chops and original registration certificates for all the Subsidiaries of the Company that are incorporated or existing under the laws of the PRC; and (iii) all USB keys that relate to bank accounts of the Company and its Subsidiaries.

(g) The Company shall have delivered to Parent copies of such agreements, documents, applications and other instruments as set forth on Exhibit B (but only to the extent Parent has delivered the form of the agreements, documents, applications and other instruments associated with such item to the Company by the date that is six Business Days following the date the Proxy Statement is first filed with the SEC on Form 6-K) regarding the removal and resignation of the directors, officers and legal representatives of the Company and its Subsidiaries set forth on Exhibit B and replacement thereof with Parent’s designees (in each case in form and substance reasonably satisfactory to Parent), duly executed, correctly completed and accompanied with all correct supporting documentation and authorizations for filing by Parent and its Affiliates (as applicable).

(h) The Company shall have delivered to Parent written evidence, in form and substance reasonably satisfactory to Parent, of a Net Cash Amount as of the Closing Date of not less than $133,000,000, which shall be certified as true and correct by the Chief Executive Officer or Chief Financial Officer of the Company.

6.3 Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment (or, to the extent permitted under applicable Law, waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of each of Parent and Merger Sub set forth in this Agreement (other than Sections 4.5 and 4.13) shall be true and correct as of the date hereof and as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not prevent, materially delay or otherwise materially and adversely affect the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement and (ii) the representations and warranties of Parent and Merger Sub set forth in Sections 4.5 and 4.13 shall be true and correct in all respects.

(b) Parent and Merger Sub shall have performed in all material respects all of the covenants required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by a duly authorized officer of Parent and Merger Sub, certifying that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE VII

TERMINATION

7.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, whether before or after the Shareholder Approval shall have been obtained, by mutual written consent of the Company and Parent.

7.2 Termination by Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, whether before or after (except as otherwise provided below) the Shareholder Approval shall have been obtained, by action taken or authorized by Parent or the Company if:

(a) the Closing shall not have been consummated by 5:00 p.m. Eastern time on the date that is six months after the date hereof (the “End Date”), whether such date is before or after the date of the adoption of this Agreement by the Company’s shareholders; provided, however, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to (i) any party whose breach of any representation and warranty, covenant or obligation under this Agreement has been the proximate cause of, or resulted in, the failure of the Closing to occur on or prior to the End Date, and (ii) the Company if, at the time of any such intended termination by the Company, either (A) Parent or the Company shall be entitled to terminate this Agreement pursuant to Section 7.2(b) or (B) there has been an Irrevocable Undertakings Breach that has been the proximate cause of, or resulted in, the failure of the Closing to occur on or prior to the End Date;

(b) the Shareholder Approval shall have failed to have been obtained at the Company Shareholders Meeting (after giving effect to all adjournments or postponements thereof at which this Agreement has been voted upon); or

(c) if (i) any order, decree or ruling of any Governmental Entity having competent jurisdiction is entered enjoining the Company, Parent or Merger Sub from consummating the Merger and such order has become final and non-appealable, or (ii) if there shall be any final and non-appealable order, decree or ruling of any Governmental Entity having competent jurisdiction or any applicable Law that makes the consummation of the Merger illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(c) shall not be available to (x) any party hereto whose breach of any provision of this Agreement is the proximate cause of the imposition of any such order or the failure of such order to be resisted, resolved or lifted, as applicable, or (y) the Company if, at the time of such intended termination by the Company, there has been an Irrevocable Undertaking Breach that has been the proximate cause of, or resulted in, such order, decree or ruling.

7.3 Termination by the Company.

(a) This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, whether before or after (except as otherwise provided below) the Shareholder Approval shall have been obtained, by the Company if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representations or warranty shall have become untrue or incorrect, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied at the time of such breach or failure to be true and correct and such breach or failure to be true and correct, if capable of cure, is not cured within 30 days (but not later than the End Date) following receipt of written notice from the Company of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.3(a) if, at the time of such termination, there exists a material breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied; or

(b) if prior to the Shareholder Approval, (i) the Board of Directors has authorized the Company to enter into an Alternative Acquisition Agreement that reflects a Superior Proposal in compliance with Section 5.5 and (ii) the Company has concurrently with the termination of this Agreement entered into, or immediately after the termination of this Agreement, enters into, an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the immediately preceding clause (i); provided that that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.3(b) unless the Company has (A) complied in all material respects with the requirements of Section 5.5 and there is no Irrevocable Undertakings Breach and (B) paid the Company Termination Fee prior to or concurrent with, and as a condition to the effectiveness of, such termination.

7.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, whether before or after the Shareholder Approval shall have been obtained, by Parent if:

(a) the Board of Directors shall have effected a Change in the Board Recommendation (including with respect to a Superior Proposal); or

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation or warranty shall have become untrue or incorrect, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied at the time of such breach or failure to be true and correct and such breach or failure to be true and correct, if capable of cure, is not cured within 30 days (but not later than the End Date) following receipt of written notice from Parent of such breach or failure; provided, however, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.4 if, at the time of such termination, there exists a material breach of any representation, warranty, covenant or agreement of Parent contained in this Agreement such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied.

7.5 Notice of Termination; Effect of Termination and Abandonment. The party hereto desiring to terminate this Agreement pursuant to this Article VII shall give written notice of such termination to the other parties hereto specifying the provision or provisions of this Article VII pursuant to which such termination is purportedly effected and including reasonable detail of the circumstances giving rise to such termination. If this Agreement is terminated pursuant to this Article VII, this Agreement shall become void and of no effect, and there shall be no liability under this Agreement on the part of any party hereto or their respective Affiliates or Representatives, other than, with respect to (a) Parent, Merger Sub and the Company, the obligations pursuant to Section 5.7, this Section 7.5, Section 7.6, Section 7.7 and Article VIII, and (b) Parent and Merger Sub, the obligations pursuant to Section 5.8(c); provided, however, that nothing herein shall relieve or release a party from any liabilities or damages arising out of fraud or the willful breach by such party of any of the representations, warranties, covenants or agreements set forth in this Agreement.

7.6 Fees and Expenses.

(a) Except as otherwise specifically provided in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction contemplated hereby is consummated. “Expenses”, as used in this Agreement, means, with respect to any Person, the fees and expenses of legal counsel, investment bankers, brokers, finders, financial advisors, accountants and other advisors (including any representatives of legal counsel, investment bankers, accountants or other advisors) incurred by or on behalf of such Person and its Affiliates prior to the Closing in connection with the preparation, execution and performance of this Agreement and the other transactions contemplated hereby.

(b) If this Agreement is terminated by:

(i)	the Company pursuant to Section 7.2(b) or 7.3(b);

(ii)	Parent pursuant to Section 7.2(b) or 7.4(a);

(iii)	Parent or the Company pursuant to Section 7.2(a) or 7.4(b) and (A) prior to such termination an Acquisition Proposal shall have been made to the Company or shall have been publicly made directly to the shareholders of the Company generally or an Acquisition Proposal (or the intention to make one) shall otherwise become publicly known, and (B) within 12 months of such termination the Company enters into a definitive Alternative Acquisition Agreement regarding an Acquisition Proposal or an Acquisition Proposal is consummated (regardless of whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in the immediately preceding clause (A)); provided, however, that solely for purposes of this Section 7.6(b)(iii), all references to 15% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%;

then the Company shall pay to Parent a termination fee of $10,290,000, in cash (the “Company Termination Fee”):

(A) in the case of Section 7.6(b)(i), prior to or concurrent with, and as a condition to the effectiveness of, such termination;

(B) in the case of Section 7.6(b)(ii), within two Business Days after such termination; and

(C) in the case of Section 7.6(b)(iii), prior to the first to occur of the events referred to in clause (B) of Section 7.6(b)(iii);

it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. All payments contemplated by this Section 7.6(b) shall be made by wire transfer of immediately available funds to an account designated by Parent.

7.7 Acknowledgement. Each party hereto acknowledges and agrees that (a) the agreements contained in this Section 7.6 are an integral part of this Agreement and the transactions contemplated hereunder, and (b) without the agreements contained in this Section 7.6, the parties hereto would not have entered into this Agreement; provided, however, that if the Company fails to promptly pay any amount due pursuant to Section 7.6 and, in order to obtain such payment, Parent or Merger Sub commences a lawsuit that results in a judgment against the Company for the amount set forth in Section 7.6 or any portion thereof, the Company shall pay to the Parent an amount equal to the Expenses (including reasonable attorneys’ fees) incurred by Parent and its Affiliates in connection with such suit, together with interest on such amount at the prime rate of interest at Citibank N.A., New York, NY, in effect on the date such payment was required to be made through the date of payment. For the avoidance of doubt, although Parent may pursue both a grant of specific performance as permitted by Section 8.6 and the payment of the Company Termination Fee pursuant to Section 7.6(b), under no circumstances shall Parent (or any member of the Parent Group or any other person) be permitted or entitled to receive both such grant of specific performance and payment of the Company Termination Fee (or any other money damages). In the event that this Agreement is terminated under circumstances in which the Company Termination Fee is payable, the payment by the Company of the Company Termination Fee to Parent shall be the sole and exclusive remedy of Parent and Merger Sub under this Agreement except in the event of fraud or willful breach.

ARTICLE VIII

MISCELLANEOUS

8.1 No Third-Party Beneficiaries. Other than Sections 2.3(k), 5.11(b) and 5.12 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons), this Agreement is not intended to, and does not, confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

8.2 Entire Agreement. This Agreement (including the Exhibits and the Schedules hereto), together with the Non-Disclosure Agreement, constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they related in any way to the subject matter hereof.

8.3 Succession and Assignment. This Agreement will be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties; provided, however, that Parent or Merger Sub may assign their respective rights, interests or obligations hereunder to any Affiliate of Parent without the consent of the other parties hereto, but no such assignment shall relieve the assigning party of its obligations hereunder. Any purported assignment not permitted under this Section 8.3 shall be null and void.

8.4 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

8.5 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others (except for notices specifically required to be delivered orally) shall be in writing and delivered personally or sent by facsimile or email or overnight courier:

If to the Company, to:

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

Attention: Xiaofei Zhang

Facsimile: (86-10) 8011-5555

Email: fayzhang@gedu.org

with copies (which shall not constitute notice) to:

O’Melveny & Myers LLP

Yin Tai Centre, Office Tower, 37th Floor

No. 2 Jianguomenwai Ave.

Chao Yang District

Beijing 100022

Attention: David J. Roberts

Facsimile: +86-10-6563-4201

Email: droberts@omm.com

If to Parent or Merger Sub, to:

Pearson Education, Inc.

One Lake Street

Upper Saddle River, NJ 07458

Attention: Robert L. Dancy

Facsimile:

Email: robert.dancy@pearsoned.com

Pearson Education Asia Limited

18th Floor, Cornwall House

Taikoo Place, 979 King’s Road

Quarry Bay, Hong Kong

Attention: Dugie Cameron

Facsimile: +852 2904 0828

Email: dugie.cameron@pearson.com

Pearson Education Beijing Office

Suite 1208, Tower D, Beijing Global Trade Centre

36 North Third Ring Road East, Dongcheng District

Beijing, China 100013

Attention: Elizabeth Knup

Facsimile: +86 (0) 10 5825 7950

Email: elizabeth.knup@pearson.com

and

Pearson Education

Edinburgh Gate

Harlow, Essex

CM20 2JE

United Kingdom

Attention: Victoria Lockie

Facsimile: + 44 (0) 1279 623409

Email: victoria.lockie@pearson.com

with copies (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

Attention: Charles E. Engros, Jr. and Robert W. Dickey

Facsimile: (212) 309-6001

Email address: cengros@morganlewis.com and rdickey@morganlewis.com or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party: (i) upon actual receipt, if delivered personally; (ii) upon confirmation of successful transmission if sent by facsimile or email (provided that if given by facsimile or email such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or (iii) two Business Days after deposit with an overnight courier, if sent by an internationally recognized overnight courier.

8.6 Enforcement of Agreement. Notwithstanding any other provision of this Agreement (other than the last sentence of Section 7.7), the parties hereto agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached (or any party hereto threatens such a breach). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto. If any party hereto brings any Action to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus 20 Business Days or (y) such other time period established by the court presiding over such Action.

8.7 Governing Law. This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws (other than New York General Obligations Law Sections 5-1401 and 5-1402) (provided that the fiduciary duties of the Board of Directors, the internal corporate affairs of the Company, and the Merger and any exercise of appraisal and dissention rights with respect to the Merger shall be governed by the laws of the Cayman Islands).

8.8 Exclusive Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the County of New York in the State of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby in any such New York court or in any such Federal court, (c) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other matter provided by law. Each party irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the addresses set forth in Section 8.5 shall be effective service of process for any suit, action or proceeding brought in any such court. Each party hereby irrevocably and unconditionally designates, appoints and empowers CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011, USA, as its designee, appointee and agent to receive, accept and acknowledge for and on their respective behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against such party in any such United States federal or state court with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, Parent and Merger Sub, on the one hand, and the Company, on the other hand, agrees to designate a new designee, appointee and agent in the State of New York on the terms and for the purposes of this Section 8.8 reasonably satisfactory to the Company, or Parent and Merger Sub, respectively. Parent and Merger Sub, on the one hand, and the Company, on the other hand, further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against the Company or Parent and Merger Sub, respectively, by serving a copy thereof upon the relevant agent for service of process referred to in this Section 8.8 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) or by sending copies thereof by a recognized next day courier service to Parent and Merger Sub, or the Company, respectively, at its address specified in or designated pursuant to this Agreement. Each party agrees that the failure of any such designee, appointee and agent to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

8.9 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING THE MERGER. EACH OF THE PARTIES (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.9.

8.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

8.11 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible; provided that the parties intend that the remedies and limitations thereon contained in Article VII to be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder.

8.12 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any certificate delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time (including the agreements set forth in Article I and Article II, Sections 5.11 and 5.12, and this Article VIII).

8.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules (including the Disclosure Schedule) identified in this Agreement are incorporated herein by reference and made a part hereof.

8.14 Counterparts. This Agreement may be executed and delivered (including by facsimile, “pdf” or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.15 Amendments. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of the Company; provided, however, that, after adoption of this Agreement by the shareholders of the Company, no amendment may be made which by applicable Law requires the further approval of the shareholders of the Company without such further approval (including any amendment that would reduce the amount or change the type of consideration into which each Ordinary Share (including Ordinary Shares represented by ADSs) shall be converted upon consummation of the Merger). This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

8.16 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

8.17 Definitions; Interpretation.

(a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 8.17:

“Action” means any investigation, litigation, claim, action, arbitration, suit, hearing or proceeding (whether civil, criminal or administrative).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. Notwithstanding, and without limited the generality of the foregoing, the Subsidiaries of the Company shall be deemed to be Affiliates of the Company for the purposes of this Agreement.

“Beijing Global” means Beijing Global Education & Technology Co., Ltd. (北京环球天下教育科技有限公司), a limited liability company incorporated in the PRC.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in the PRC or New York, New York are authorized or required by Law to close.

“Company Equity Incentive Plans” means the Sunneykey International Holdings Limited Share Incentive Plan (2008) and the Company’s 2010 Performance Incentive Plan.

“Company-Owned Intellectual Property” means Company-Registered Intellectual Property and all material unregistered Intellectual Property, including any source code, owned by the Company or its Subsidiaries.

“Company Stock Options” means options to purchase Ordinary Shares issued under the Company Equity Incentive Plans or otherwise (with all such otherwise issued options set forth on Section 3.2(f) of the Disclosure Schedule).

“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract (including contractual arrangements similar to those provided by the Control Agreements) or credit arrangement or otherwise.

“Control Agreements” means those Contracts described under the caption “Corporate History and Structure–Contractual Agreements with Shanghai Global Career and Its Shareholders” in the Company’s most recently filed annual report on Form 20-F, which (i) provide the Company with effective control over the Variable Interest Entities, (ii) provide the Company or any of its Subsidiaries (other than the Variable Interest Entities) the right or option to purchase the equity interests in any Variable Interest Entity, or (iii) transfer economic benefits from any Variable Interest Entity to any other Subsidiary of the Company (other than a Variable Interest Entity) (including any consulting and service agreement, technology consulting and service agreement, IT platform service agreement or trademark licensing agreement between such Subsidiary and the Variable Interest Entity.

“Environmental Laws” means Laws and Orders relating to protection of the environment, or protection of human health and safety as may be affected by environmental conditions or by exposure to Materials of Environmental Concern.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

“Exchange Rate” means the rate of exchange between the applicable currencies as reported by Bloomberg, L.P. as of the close of business in New York City, New York on the applicable date.

“Existing Investor” means SB Asia Investment Fund II, L.P., a Cayman Islands limited partnership.

“Founders” means Mr. Yongqi Zhang, the Chief Executive Officer of the Company, and Ms. Xiaodong Zhang, the Chairwoman of the Board of Directors.

“Founder Vehicles” means Talent Leads Holdings Limited, Magic Colors Holdings Limited, Eternal Jade Inc. and Oriental Light Consulting Limited, each a limited liability company organized under the laws of the British Virgin Islands.

“Franchise Agreements” means all franchise agreements and development agreements, including all master franchise agreements and area development agreements and any and all amendments or addenda to such agreements, to which the Company or one of its Subsidiaries, Affiliates or Franchisees is, or has been, a party.

“Franchise Laws” means all Laws, rule or regulation of any Governmental Entity in any country, province, state or other jurisdiction relating to the relationship between franchisors and franchisees, or the offer, sale, assignment, renewal, advertising, termination or rights of succession of franchises or other business ventures.

“Franchisee” means any Person who has been authorized or licensed to develop, open, operate, or authorize any other Person to develop, open or operate, a franchise pursuant to a Franchise Agreement.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to the United States or PRC federal, state or local government or other international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self regulatory organization.

“Intellectual Property” means all worldwide intellectual property rights, including: (i) Trade Secrets; (ii) patents and patent applications therefor, including all disclosures, continuations and continuations in part thereof and patents issuing thereon, along with any reexaminations, reissues and extensions thereof; (iii) trademarks, trade names, trade dress, brand names, corporate names, domain names, trademark registrations, trademark applications, service marks, service mark registrations and service mark applications and other source indicators (whether registered, unregistered or existing at common law, including all goodwill attaching thereto); and (iv) copyrights, copyrightable works, computer software and databases, including copyright registrations, copyright applications and unregistered common law copyrights; and (v) any other intellectual property or similar corresponding or equivalent right to any of the foregoing or other proprietary or Contract right relating to any of the foregoing (including remedies against infringements thereof and rights of protection of interest therein under the Laws of all jurisdictions).

“Irrevocable Undertakings Breach” means (i) a breach by any party to the Irrevocable Undertakings (other than Parent) of such party’s obligations under Section 1.1, 1.3 or 3.3 of the Irrevocable Undertakings, or (ii) a material breach by any party to the Irrevocable Undertakings (other than Parent) of such party’s obligations under Section 1.4, 3.5 or 3.7 of the Irrevocable Undertakings.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the persons set forth on Schedule 8.17(a)(i), and (ii) Parent, the actual knowledge of the persons set forth on Schedule 8.17(a)(ii).

“Law” means any statute, law (including common law), ordinance, rule, code, directive, treaty provision or regulation of any Governmental Entity.

“Liability” means all indebtedness, obligations and other liabilities and contingencies of a Person, whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due.

“Lien” means any mortgage, lien, pledge, claim, option to purchase or lease or otherwise acquire any interest, charge, security interest, hypothecation, easement, right-of-way or other encumbrance in respect of such property or asset.

“Material Adverse Effect” means any change, event, circumstance, development, condition or effect that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, condition (financial or otherwise), business, operations or results of operations of the Company and its Subsidiaries, taken as a whole, except to the extent that any such change, event, circumstance, development, condition or effect, alone or in combination, relates to: (i) changes in general economic or political conditions of global, regional or foreign economies or political systems, securities, credit or financial markets in which the Company and its Subsidiaries operate; (ii) changes generally affecting the industry in which the Company and its Subsidiaries operate; (iii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters; (iv) hostilities, acts of sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of sabotage or terrorism or military actions whether or not pursuant to the declaration of a national emergency or war; (v) any change in the Company’s stock price or trading volume or any failure to meet internal or published projections, forecasts or revenue or earnings projections of industry analysts or the Company for any period (provided that the underlying cause of such change or failure may constitute, and be considered in determining whether there has occurred, a Material Adverse Effect); (vi) any action taken or omission to take any action by the Company or any of its Subsidiaries (1) with Parent’s or Merger Sub’s written consent or (2) at the written request of Parent or Merger Sub; (vii) any change or prospective change in the Company’s credit ratings (provided that the underlying cause of such change or failure may constitute, and be considered in determining whether there has occurred, a Material Adverse Effect); (viii) changes in applicable Laws or accounting rules, in each case arising after the date of this Agreement; or (ix) any effect directly resulting from the announcement of this Agreement (and the Merger and the other transactions contemplated hereby) or the fact that the indirect acquiror of the Company is Parent; provided, however, that any change, event, circumstance, development, condition or effect referred to in the immediately preceding clauses (i), (ii), (iii) and (iv) may constitute, and be taken into account in determining whether or not there has occurred a Material Adverse Effect if such change, event, circumstance, development, condition or effect has a materially disproportionate adverse effect on the Company or its Subsidiaries as compared to other participants in the same or similar industry in which the Company and its Subsidiaries operate.

“Net Cash Amount” means, as of any given time, the aggregate amount of all cash, restricted cash, deposits, cash equivalents and money market accounts of the Company and its Subsidiaries, minus the sum of the following: (i) any unpaid Transaction Expenses; (ii) the aggregate amount of all checks issued and outstanding by the Company and its Subsidiaries but unpaid; and (iii) the amounts described on Schedule 8.17(b).

“Non-Disclosure Agreement” means the non-disclosure agreement between Parent and the Company, dated as of July 26, 2011.

“Open Source Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software or similar licensing or distribution models, including software licensed or distributed under any licenses or distribution models similar to GNU’s General Public License or Lesser/Library General Public License or any other open source license listed by the Open Source Initiative at http://www.opensource.org/licenses/alphabetical.

“Order” means any order, award, injunction, judgment, decree, enactment, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Other Antitrust Laws” means the antitrust and competition Laws and foreign investment Laws of all jurisdictions other than those of the United States and any other similar applicable Law, including the Anti-Monopoly Law of the PRC (and such other applicable Laws of the PRC relating to competition control in mergers, acquisitions or business combinations) and the rules and regulations promulgated thereunder, as in effect from time to time.

“Permit” means any authorization, approval, consent, easement, variance, exception, accreditation, certificate, license, permit, acceptance or franchise of or from any Governmental Entity of competent jurisdiction or pursuant to any Law.

“Permitted Liens” means (i) Liens for Taxes that are not yet due and payable or that are being contested in good faith through appropriate proceedings, (ii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith, and (iii) Liens, encroachments, covenants, restrictions and other title imperfections which do not materially interfere with the present or proposed use of the properties or assets they affect.

“Person” means an individual, a corporation, a company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any other entity or body.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong S.A.R., the Macau Special Administrative Region and the islands of Taiwan.

“Representatives” means, with respect to any Person, the respective directors, officers, legal representatives, employees, counsel, accountants, agents, advisors and other representatives of such Person and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended.

“Share Units” means non-voting unit of measurement which is deemed for bookkeeping purposes to be equivalent to one Ordinary Share (subject to adjustment as provided in the Company Equity Incentive Plans) under the Company Equity Incentive Plans and the applicable grant of award, which is used solely as a device for the determination of the payment to eventually be made to the holder if such Share Units vest pursuant to the Company Equity Incentive Plans and the applicable grant of award.

“Shareholder Agreements” means (i) that certain Right of First Refusal and Co-Sale Agreement, dated as of February 1, 2010 by and among the Company and the shareholders party thereto, and (ii) that certain Shareholders Agreement, dated as of February 1, 2010 by and among the Company and the shareholders party thereto.

“Subsidiary” means, with respect to any Person, (i) any corporation, limited liability company, partnership, joint venture, trust or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity (or profits or capital) interests or more than 50% of the ordinary voting power, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person, (ii) any entity whose assets, or portions thereof, has been or should be consolidated with the net earnings of the Person and should be recorded on the books of the Person for financial reporting purposes in accordance with GAAP including FIN 46R with respect to variable interest entities, (iii) any entity with respect to which the Person has the power to otherwise direct substantially all of the business and policies of that entity directly or indirectly through another Subsidiary, and (iv) with respect to the Company and its Subsidiaries, the Persons listed on Section 3.1(b) of the Disclosure Schedule shall be deemed to be Subsidiaries for purposes of this Agreement.

“Supporting Shareholders” means the Founders, the Founder Vehicles and the Existing Investor.

“Taxes” means all country, state, local and provincial income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, service, real property gains, transfer, employment, unemployment, disability, license, alternative or add on minimum, ad valorem, use, property, withholding, excise, production, value added, occupancy and any other taxes, customs, duties, governmental fees or similar assessments of any nature whatsoever, together with any interest, penalties or additions to tax, imposed by any Governmental Entity.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

“Trade Secrets” means trade secrets, inventions (whether or not patentable), discoveries, confidential and proprietary information, technologies, know-how, processes, methods, algorithms, schematics, R&D information, techniques, technical information, specifications, drawing, methods, technical data, designs, and documentation related to the foregoing

“Transaction Expenses” means the aggregate amount of fees, costs and expenses, whether or not invoiced, of legal counsel to the Company and of the Financial Advisor, incurred by the Company and its Subsidiaries in connection with this Agreement, the transactions contemplated hereby and any similar transactions explored by the Company prior to the execution and delivery of this Agreement (but no earlier than two years prior to the date hereof).

“Variable Interest Entity” means Shanghai Global Career Education & Technology Holdings Limited (上海环球前途教育科技控股有限公司) and any other Subsidiary of the Company in respect of which the Company does not, directly or indirectly, own a majority of the equity interests.

“Vested Company Option” means any Company Stock Option that shall have become vested on or prior to the date of the Closing (after taking into account any vesting occurring in connection with the transactions contemplated by this Agreement) in accordance with the terms of the Company Equity Incentive Plans pursuant to which such Company Stock Option was granted or pursuant to any written grant agreement executed and delivered by the Company prior to the date hereof.

“Unvested Company Option” means any Company Stock Option that is not a Vested Company Option and each outstanding Share Unit that has not vested on or prior to the date of the Closing (after taking into account any vesting occurring in connection with the transactions contemplated by this Agreement).

(b) Additional Terms. The following terms are defined in the corresponding Sections of this Agreement:

Term	Section
Acceptable Confidentiality Agreement	5.5(c)(ii)
Acquisition Proposal	5.5(h)
ADSs	2.1(a)
Agreement	RECITALS
Alternative Acquisition Agreement	5.5(d)
Anti-Corruption Laws	3.8(c)
Balance Sheet Date	3.5(c)
Board of Directors	RECITALS
Board Recommendation	3.3(c)
Buyer Group Contracts	4.9
Cayman Companies Law	RECITALS
Change in the Board Recommendation	5.5(d)
Closing	1.2
Closing Date	1.2
Company	RECITALS
Company Employees	5.11(a)
Company Shareholders Meeting	5.4(a)
Company Termination Fee	7.6(b)
Company-Registered Intellectual Property	3.10(a)
Compensation Continuation Period	5.11(a)
Deposit Agreement	2.3(i)
Depositary	2.3(i)
Disclosure Schedule	Article III
Dissenting Shares	2.2
Effective Time	1.3
End Date	7.2(a)
Excluded Shares	2.1(a)
Expenses	7.6(a)
Financial Advisor	3.20
General Enforceability Exceptions	3.3(b)
Government Official	3.8(c)
Indemnified Party	5.12(a)
International Filings	5.6(a)
Irrevocable Undertakings	RECITALS
Licensed Intellectual Property	3.14(a)(xiv)
Material Contracts	3.14(a)
Materials of Environmental Concern	3.17
Merger	RECITALS
Merger Consideration	2.3(a)
Merger Documents	1.3
Merger Sub	RECITALS
Nasdaq	3.4(b)
Notice Period	5.5(e)(ii)
Ordinary Shares	2.1(a)
Parent	RECITALS

Paying Agent	2.3(a)
Payment Fund	2.3(a)
Per ADS Merger Consideration	2.1(a)
Per Share Merger Consideration	2.1(a)
Plan of Merger	1.3
Policies	3.18
Proxy Statement	3.19
Qualifying Acquisition Proposal	5.5(c)
Record ADS Holders	5.4(a)(iii)
SAFE	3.2(h)
SAFE Circular 75	3.2(h)
SEC Filings	3.5(a)
Share Certificates	2.3(b)
Shareholder Approval	3.3(a)
Specified Filing	5.18
Superior Proposal	5.5(h)
Surviving Company	1.1
Takeover Laws	5.13
Termination Date	5.1(a)
Unvested Company Option Payment	2.1(d)(ii)
Uncertificated Shares	2.3(b)
Vested Company Option Payment	2.1(d)(i)

(c) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted as of the date hereof, and all rules and regulations promulgated thereunder as of the date hereof; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; (x) a reference to “ordinary course” or “ordinary course of business” when used herein will be deemed to mean “ordinary course of business consistent with past practices”; (xi) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars and any references to “RMB” shall be to PRC Renminbi; and (xii) for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the time zone in which the Hong Kong Special Administrative Region of the PRC is located.

(d) In the event any term in this Agreement is expressed in RMB and such term can only be determined by reference to an item referenced in a currency other than RMB, such item in a currency other than RMB shall be the RMB amount obtained by converting the non-RMB currency into RMB at the applicable Exchange Rate as of the applicable date for determining such term. In the event any term in this Agreement is expressed in U.S. dollars and such term can only be determined by reference to an item referenced in a currency other than U.S. dollars such item in a currency other than U.S. dollars shall be the U.S. dollar amount obtained by converting the non-U.S. dollar currency into U.S. dollars at the applicable Exchange Rate as of the applicable date for determining such term.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

PEARSON PLC

By:	/s/ Marjorie Scardino
Name: Marjorie Scardino
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

GENIUS MERGER SUB

By:	/s/ Jamie Menapace
Name: Jamie Menapace
Title: Director

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, the undersigned party hereto has caused this Agreement to be duly executed by its authorized officers as of the date first above written.

GLOBAL EDUCATION &
TECHNOLOGY GROUP LIMITED

By:	/s/ Xiaodong Zhang
Name: Xiaodong Zhang
Title: Chairman of the Board

Signature Page to Agreement and Plan of Merger

Exhibit 99.3

IRREVOCABLE UNDERTAKING

This IRREVOCABLE UNDERTAKING is dated as of November 19, 2011 (this “Irrevocable Undertaking”), among Pearson plc, a public limited company organized under the laws of England and Wales (“Parent”), Talent Leads Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands (the “Founder Shareholder 1”), Eternal Jade Inc., a limited liability company organized under the laws of the British Virgin Islands (the “Founder Shareholder 2”), Magic Colors Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands (the “Founder Shareholder 3”), Oriental Light Consulting Limited, a limited liability company organized under the laws of the British Virgin Islands (the “Founder Shareholder 4” and collectively with Founder Shareholder 1, Founder Shareholder 2 and Founder Shareholder 3, the “Founder Shareholders” and each a “Founder Shareholder”), Mr. Yongqi Zhang (“Mr. Zhang”) and Ms. Xiaodong Zhang (along with Mr. Zhang, the “Founders” and each, a “Founder”). The Founders and the Founder Shareholders are referred to herein collectively as the “Founder Parties” and each individually as a “Founder Party”.

RECITALS

WHEREAS, Parent, Genius Merger Sub, a Cayman Islands exempted company and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Global Education & Technology Group Limited, a Cayman Islands exempted company (the “Company”), are, concurrently with the execution and delivery of this Irrevocable Undertaking, entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which Merger Sub has agreed to merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth therein;

WHEREAS, as of the date hereof, the Founders and the Founder Shareholders are collectively the beneficial owners (as defined under Rule 13d-3 of the Exchange Act) of 45,000,000 Ordinary Shares (the “Existing Shares” and, together with any Ordinary Shares and options, warrants and other rights to purchase Ordinary Shares or other voting capital stock or securities of the Company and any other securities convertible into or exercisable or exchangeable for Ordinary Shares or other voting capital stock or securities of the Company acquired by any of the Founder Parties after the date hereof, the “Shares”);

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, the Founder Parties have agreed to enter into this Irrevocable Undertaking; and

WHEREAS, capitalized terms used but not defined herein have the respective meanings ascribed thereto in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent and each of the Founder Parties hereby agree as follows:

ARTICLE I

VOTING

1.1 Agreement to Vote.

(a) The Founder Parties hereby irrevocably agree, jointly and severally, and the Founders hereby shall cause the Founder Shareholders, from and after the date hereof and until the date on which this Irrevocable Undertaking is terminated pursuant to Section 4.1 hereof, at any meeting of the holders of Ordinary Shares (the “Company Shareholders”), however called, at any adjournment thereof, and in connection with any written consent of the Company Shareholders, whether in person or by proxy: (i) to appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum and to ensure that any vote at such meeting be a poll vote; and (ii) to vote (or deliver a written consent in lieu thereof) all of the Shares that the Founder Party is entitled to vote (or deliver a written consent with respect thereto) at the time of any vote or written consent (A) to authorize and approve the Merger Agreement, and approve any resolutions and actions in furtherance thereof as and when such Merger Agreement or such other resolutions and actions are submitted for the consideration and vote of the Company Shareholders, (B) against any Acquisition Proposal (whether or not a Superior Proposal), without regard to the terms of such Acquisition Proposal, or any other transaction, proposal, agreement or action made in opposition to authorization and approval of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement, and (C) against any other action that is intended to or could prevent, impede, or, in any material respect, interfere with, delay or adversely affect the transactions contemplated by the Merger Agreement. Any such vote will be cast in such poll vote or consent given in accordance with procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such poll vote or consent.

(b) Sections 1.1 and 1.3 of this Irrevocable Undertaking shall not limit or restrict (i) either of the Founders, as long as he or she serves as a member of the Board of Directors, from acting in his or her capacity as a director of the Company and exercising his or her respective fiduciary duties or (ii) any affiliate or designee of any Founder Shareholder who serves as a member of the Board of Directors in acting in his or her capacity as a director of the Company and exercising his or her fiduciary duties and responsibilities.

1.2 No Inconsistent Agreements. Each of the Founder Parties hereby represents, warrants, covenants and agrees jointly and severally that, except for this Irrevocable Undertaking, each of them (a) has not entered into, and shall not enter into at any time while this Irrevocable Undertaking remains in effect, any voting agreement or voting trust with respect to the Shares owned beneficially or of record by such Founder Party, (b) has not granted, and shall not grant at any time while this Irrevocable Undertaking remains in effect, a proxy, a consent or power of attorney with respect to the Shares owned beneficially or of record by such Founder Party and (c) has not entered into any agreement or knowingly taken any action (and shall not enter into any agreement or knowingly take any action) that would make any representation or warranty of a Founder Party contained herein untrue or incorrect in any material respect or have the effect of preventing any Founder Party from performing any of its material obligations under this Irrevocable Undertaking.

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1.3 Proxy.

(a) Each of the Founder Shareholders hereby grants, and the Founders hereby shall cause the Founder Shareholders to grant, to Parent (and any designee of Parent) a proxy (and appoints Parent or any such designee of Parent as its attorney-in-fact) to vote the Shares owned beneficially and of record by the Founder Parties in the manner indicated in Section 1.1 (which proxy and appointment shall be limited solely to the matters set forth in Section 1.1). This proxy and appointment (i) is irrevocable, (ii) is coupled with an interest and (iii) constitutes, among other things, an inducement for Parent and Merger Sub to enter into the Merger Agreement. This proxy and appointment shall continue in force until it expires, automatically and without further action by the parties, upon termination of this Irrevocable Undertaking. This proxy and appointment will survive the dissolution, bankruptcy or other incapacity of the Founder Shareholder as well as the death, bankruptcy or other incapacity of the Founders. Each of the Founder Shareholders shall take, and the Founders shall cause the Founder Shareholders to take, such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and appointment.

(b) Each Founder Party hereby revokes, and the Founders shall cause each Founder Shareholder to revoke, any and all prior proxies or powers of attorney given by the Founder Party with respect to the voting of any Shares inconsistent with the terms of this Agreement.

1.4 Consummation of the Merger. The Founders, jointly and severally, shall cause the Variable Interest Entity and its Subsidiaries to (a) with respect to any covenant or agreement in the Merger Agreement pursuant to which the Company has agreed to cause (or use efforts to cause) any of its Subsidiaries to take (or refrain from taking) any actions, comply with and perform all such obligations under the Merger Agreement and (b) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement in accordance with its terms as promptly as practicable.

1.5 Payment with Respect to Certain Profits.

(a) If (i) (A) after the date hereof the Merger Agreement shall have been terminated (1) pursuant to either Section 7.2(a) or Section 7.4(b) of the Merger Agreement (each of the events referred to in clause (1) a “Tail Termination Event”), or (2) pursuant to Section 7.3(b) or Section 7.4(a) of the Merger Agreement (each of the events referred to in this clause (2) a “Non-Tail Termination Event”), and (B) as a result of any Tail Termination Event or Non-Tail Termination Event, a Company Termination Fee shall become payable to Parent pursuant to Section 7.6(b) of the Merger Agreement (the occurrence of the circumstances in this clause (i), a “Triggering Event”), and (ii) concurrently with or at any time within 12 months after the date of such termination of the Merger Agreement, the Company enters into a definitive Alternative Acquisition Agreement regarding an Acquisition Proposal, and subsequently consummates such Acquisition Proposal, then the Founder Parties shall, and the Founders shall cause the Founder Shareholders to, concurrent with the consummation of such Acquisition Proposal, as applicable, pay to Parent an amount equal to 50% of the aggregate Profit (as hereinafter defined) of the Founder Parties, if any, in such Acquisition Proposal. Any payment to Parent hereunder shall be made in the same form as the consideration received from such transaction (and, if the consideration so received was in more than one form, then in the same proportion as the forms of consideration so received). Once such payment of 50% of such aggregate Profit shall have been received by Parent, the obligations of parties under this Section 1.5 shall thereafter terminate and be of no further force or effect. For purposes of Sections 1.5 and 4.1 of this Irrevocable Undertaking, all references to 15% in the definition of “Acquisition Proposal” shall be deemed references to 50%.

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(b) For purposes of this Section 1.5, “Profit” of the Founder Parties in connection with the consummation of an Acquisition Proposal equals the aggregate consideration that the Founder Parties actually received as consideration for the Shares held by the Founder Parties on the date hereof, directly or indirectly, as a result of such consummation, valuing any non-cash consideration (including any residual equity interest in the Company or any successor thereto, whether represented by Ordinary Shares or other securities of the Company or any successor thereto, to the extent that the Company has engaged in a spin-off, recapitalization or similar transaction) at its fair market value as of the date of consummation, less the amount of the aggregate consideration the Founder Parties would have received as a result of consummation of the Merger (including, for the avoidance of doubt, the Holdback Amount). For purposes of calculating “Profit”, all deferred payments or consideration, and all contingent payments, in each case will be deemed paid to the Founder Parties when actually received (and then only to the extent actually received) by the Founder Parties. The Founder Parties expressly agree that their respective obligations to Parent under this Section 1.5 are personal obligations of the Founder Parties and that the Founder Parties’ obligation to pay Profit to Parent under this Section 1.5 shall not be affected as a result of any Transfer of the Shares following the termination of this Agreement. The Founder Parties waive any right to any cross-claim against a future holder of the Shares in response to a claim by Parent for Profit pursuant to this Section 1.5.

(c) The fair market value of any non-cash consideration consisting of: (i) securities listed on a national securities exchange or traded on the Nasdaq shall be equal to the average of the closing prices per share of such security as reported on such exchange or Nasdaq for each of the five trading days prior to the date of determination; and (ii) property other than cash or securities of the type described in the immediately preceding clause (i) shall be the amount that a reasonable, willing buyer would pay to a reasonable, willing seller, taking into account the nature and terms of such property. In the event of a dispute as to the fair market value of such property, such disputed amounts shall be determined by a nationally recognized independent investment banking firm mutually agreed upon by the parties within five Business Days of the event requiring such selection (or, if the parties are unable so to agree, each of Parent, on the one hand, and the Founder Parties, on the other hand, will select one such firm, and those two firms will select a third such firm, which will make such determination). The determination made by such investment banking firm shall be final and binding on the parties and responsibility for the costs and expenses of such investment banking firm shall be allocated between Parent, on the one hand, and the Founder Parties, on the other hand, based upon the percentage which the portion of the contested amount not awarded to Parent, on the one hand, and the Founder Parties, on the other hand, bears to the amount actually contested by Parent, on the one hand, and the Founder Parties, on the other hand, as determined by the investment banking firm.

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(d) Any payment to be made hereunder on account of Profit (i) received in cash, shall be paid by wire transfer of same day funds to an account designated by Parent, and (ii) received in the form of securities or other property, shall be paid through delivery to Parent of the securities or property, suitably endorsed for transfer and free and clear of all Liens.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Founder Shareholders. The Founder Shareholders, jointly and severally, represent and warrant to Parent with respect to each of themselves as follows:

(a) Organization; Authorization; Validity of Agreement. The Founder Shareholder has all requisite power and authority to execute and deliver this Irrevocable Undertaking and to perform its obligations under this Irrevocable Undertaking. Each of the persons executing this Irrevocable Undertaking on behalf of the Founder Shareholder has full power and authority to execute and deliver this Irrevocable Undertaking on behalf of the Founder Shareholder and to thereby bind the Founder Shareholder. This Irrevocable Undertaking has been duly executed and delivered by the Founder Shareholder and, assuming due and valid authorization, execution and delivery hereof by Parent, constitutes a valid and binding obligation of the Founder Shareholder enforceable against the Founder Shareholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

(b) Ownership. The Founder Shareholder owns beneficially all of the Existing Shares set forth opposite such Founder Shareholder’s name on Exhibit A hereto under the heading “Number of Ordinary Shares Owned”, free and clear of all Liens, subscriptions, options, warrants, calls, proxies, commitments, restrictions and Contracts of any kind. Exhibit A sets forth the number of Existing Shares held by each Founder Shareholder that are represented by ADSs. The number of Existing Shares set forth opposite such Founder Shareholder’s name on Exhibit A hereto under the heading “Number of Ordinary Shares Owned” correctly sets forth all of the capital stock of the Company owned of record or beneficially by such Founding Shareholder and such Founder Shareholder does not directly or indirectly hold or exercise control over any options, warrants or other rights to purchase Ordinary Shares or other voting capital stock or securities of the Company or any other securities convertible into or exercisable or exchangeable for Ordinary Shares or other voting capital stock or securities of the Company. The Existing Shares and any additional Ordinary Shares, subject to options, warrants and other rights to purchase Ordinary Shares or other voting capital stock or securities of the Company and any other securities convertible into or exercisable or exchangeable for Ordinary Shares or other voting capital stock or securities of the Company acquired by the Founder Shareholder after the date hereof and prior to the Effective Time will be, owned beneficially and of record by the Founder Shareholder, free and clear of any Liens, subscriptions, options, warrants, calls, proxies, commitments, restrictions and Contracts of any kind (other than subject to this Agreement and applicable securities Laws). The Founder Shareholder has and (except as otherwise expressly provided by this Irrevocable Undertaking) will have at all times through the Effective Time sufficient rights and powers over the voting and disposition with respect to the matters set forth in Article I, and to agree to all of the matters set forth in this Irrevocable Undertaking, in each case with respect to all of the Shares, with no other limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Irrevocable Undertaking.

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2.2 Representations and Warranties of the Founder Parties. The Founder Shareholders and Founders, jointly and severally, represent and warrant to Parent with respect to each of themselves as follows:

(a) Noncontravention.

(i) Neither the execution and delivery of this Irrevocable Undertaking, nor the consummation of the transactions contemplated by this Irrevocable Undertaking will, with or without the giving of notice or the lapse of time or both, (A) violate any Law applicable to the Founder Party, (B) require any filing or registration with, or the giving of any notice to, any Governmental Entity by the Founder Party, or (C) result in a violation or breach of, constitute a default under, give rise to any right of modification of any obligations or the loss of any benefit under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or otherwise violate any of the terms, conditions or provisions of any Contract to which the Founder Party is a party, except in the case of clauses (A) through (C) above, violations which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Merger.

(ii) Neither the execution and delivery of this Irrevocable Undertaking by the Founder Party, nor the consummation of the transactions contemplated by this Irrevocable Undertaking will, with or without the giving of notice or the lapse of time or both, require any Order or Permit of, or filing with or notification to, any Governmental Entity (except for such filings under the Securities Act and the Exchange Act as may be required in connection with this Irrevocable Undertaking) or any third party.

(b) Reliance. The Founder Party understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Founder Party’s execution and delivery of this Irrevocable Undertaking.

2.3 Representations and Warranties of the Founders. The Founders, jointly and severally, represent and warrant to Parent as follows:

(a) Each Founder has the full right, requisite legal capacity, power and authority to enter into this Irrevocable Undertaking and to perform such Founder’s obligations hereby.

(b) Except as otherwise expressly provided by this Irrevocable Undertaking, each Founder has and will have at all times through the Effective Time all control, rights and powers over the Founder Shareholders with respect to the obligations of the Founder Shareholders set forth in this Irrevocable Undertaking, including those in Article I, with no limitations, qualifications or restrictions on such control, rights and powers.

(c) Any Ordinary Shares acquired after the date hereof by the Founders through the exercise of options, warrants and other rights to purchase Ordinary Shares held by the Founders or in connection with the conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for Ordinary Shares held by the Founders shall, at all times through the time of acquisition and at the Effective Time, be owned beneficially and of record by the Founders, free and clear of any Liens, subscriptions, options, warrants, calls, proxies, commitments, restrictions and Contracts of any kind and (except as otherwise expressly provided by this Irrevocable Undertaking) the Founders will have, at all times through the time of acquisition and the Effective Time, sufficient rights and powers over the voting and disposition of such Ordinary Shares with respect to the matters set forth in Article I, and to agree to all of the matters set forth in this Irrevocable Undertaking, in each case with respect to all of such Ordinary Shares, with no other limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Irrevocable Undertaking.

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2.4 Representations and Warranties of Parent. Parent represents and warrants to the Founder Parties as follows:

(a) Authorization; Validity of Agreement. Parent has all requisite power and authority to execute and deliver this Irrevocable Undertaking and to perform its obligations under this Irrevocable Undertaking. This Irrevocable Undertaking has been duly executed and delivered by Parent and, assuming due and valid authorization, execution and delivery hereof by the Founder Parties, constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

(b) Noncontravention.

(i) Neither the execution and delivery of this Irrevocable Undertaking, nor the consummation of the transactions contemplated by this Irrevocable Undertaking will, with or without the giving of notice or the lapse of time or both, (A) violate any Law applicable to Parent, (B) require any filing or registration with, or the giving of any notice to, any Governmental Entity by Parent, or (C) result in a violation or breach of, constitute a default under, give rise to any right of modification of any obligations or the loss of any benefit under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or otherwise violate any of the terms, conditions or provisions of any Contract to which Parent is a party, except in the case of clauses (A) through (C) above, violations which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Merger.

(ii) Neither the execution and delivery of this Irrevocable Undertaking by Parent, nor the consummation of the transactions contemplated by this Irrevocable Undertaking will, with or without the giving of notice or the lapse of time or both, require any Order or Permit of, or filing with or notification to, any Governmental Entity (except for such filings under the Securities Act and the Exchange Act as may be required in connection with this Irrevocable Undertaking) or any third party.

(c) Reliance. Parent understands and acknowledges that the Founder Parties are entering into this Agreement in reliance upon Parent’s execution, delivery and performance of the Merger Agreement. Parent and Merger Sub have available and will continue to have available to them, at all times from the date hereof through Effective Time, all funds (either as cash on hand or as committed borrowing facilities) necessary for the payment to the Paying Agent of the aggregate amount of the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement (including all related Expenses of the Parent and Merger Sub).

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ARTICLE III

OTHER COVENANTS

3.1 Founder Covenants.

(a) From and after the Effective Time, the Founders, jointly and severally, shall provide to Parent and its Affiliates (including the Surviving Company and its Subsidiaries) all reasonable cooperation, and shall take all actions (including those reasonably requested by Parent or any of its Affiliates), reasonably necessary to complete the matters set forth on Exhibit B hereto (such matters, the “Transition Matters”), to the extent such actions are within their control, all subject to the terms and conditions set forth in Exhibit C.

(b) To the extent a Founder remains a director, officer or legal representative of any of the Surviving Company and its Subsidiaries, the Founders shall only exercise his or her authority in such capacity at the direction of Parent (subject, in the case of directors and officers, to their fiduciary duties under applicable Law).

(c) Each Founder will make himself or herself available on a reasonable basis by telephone, via e-mail or in person and provide consultation, advice and guidance to Parent and its Affiliates with respect to the Transition Matters and any other matter regarding the business and operations of the Surviving Company and its Subsidiaries and arising out of, related to or in connection with the acquisition of the Company and its Subsidiaries by Parent, and shall complete, execute, deliver and file all such other agreements, certificates, filings, documents and instruments as Parent may reasonably request in connection with the Transition Matters. Each of the Founders will give prompt written notice to Parent of any fact, circumstance, change or event that comes to his or her attention that would (or would reasonably be expected to), individually or in the aggregate, prevent or materially delay the completion of the Transition Matters.

(d) Each Founder shall deliver to Parent (or Parent’s designee) on the Closing Date all copies of books and records (whether in written or electronic form) regarding the business of the Company and its Subsidiaries in the control and possession of the Founder and each Founder shall keep confidential, and not disclose to any Person (other than to Parent and its Affiliates) any information regarding the Company and its Subsidiaries and their business and operations, including any information obtained or generated in connection with their performance of their obligations in Sections 3.1(a), (b) and (c), except as may be required by applicable Law (and provided that, to the extent permitted by such Law, the Founder first notify Parent, and provide Parent with reasonable opportunity to request and obtain any confidential treatment available for such information whose disclosure is required by Law and cooperate with Parent in any such request).

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3.2 Stock Dividends, etc.

(a) In case of a stock dividend or distribution, or any change in Ordinary Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, for all purposes under this Irrevocable Undertaking, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or that are received in such transaction.

(b) Each of the Founder Parties shall, and the Founders shall cause the Founder Shareholders to, while this Irrevocable Undertaking is in effect, notify Parent promptly in writing of the number of any additional Ordinary Shares, any additional options, warrants or rights to purchase Ordinary Shares or other voting capital stock of the Company and any other securities convertible into or exercisable or exchangeable for Ordinary Shares or other voting capital stock or securities of the Company acquired by the Founder Parties, if any, after the date hereof.

3.3 Transfers. Each of the Founder Parties shall not, and the Founders agree to cause the Founder Shareholders not to, while this Irrevocable Undertaking is in effect and except as expressly contemplated hereby, directly or indirectly (a) grant any proxies or enter into any voting agreement, voting trust or other agreement or arrangement with respect to the voting of any Shares, (b) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (including by merger or otherwise by operation of law) (collectively, a “Transfer”) or (c) enter into any contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Shares, any additional Ordinary Shares and options to purchase Ordinary Shares acquired beneficially or of record by the Founder Shareholder after the date hereof, or any interest therein. The Founder Parties shall not, and the Founders shall cause the Founder Shareholders not to, seek or solicit any such Transfer or any such contract, option or other arrangement or understanding with respect to any Transfer, and shall promptly notify (and provide information requested by) Parent, if it is approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

3.4 Adverse Actions. Parent and each Founder Party shall not, and the Founders shall cause the Founder Shareholders not to, and Parent shall cause Merger Sub not to, while this Agreement is in effect, (a) take, agree or commit to take any action that would reasonably be expected to make any representation and warranty of Parent or the Founder Party, as applicable, contained in this Agreement inaccurate in any respect as of any time during the term of this Agreement, or (b) fail to take all reasonable action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time. Each Founder Party shall, and the Founder shall cause the Founder Shareholders to, while the Merger Agreement is in effect, not take any action that would prevent, materially delay, or would reasonably be expected to delay in any material respect the transactions contemplated by the Merger Agreement. Parent and the Founder Parties shall reasonably cooperate with Founder Parties and Parent, respectively, as and to the extent reasonably requested by Parent or the Founder Parties, respectively, to effect the transactions contemplated hereby.

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3.5 Acquisition Proposals.

(a) Each Founder Party shall not, and the Founders shall cause the Founder Shareholders not to, and shall ensure that their respective Representatives do not, directly or indirectly, (i) initiate, solicit, propose, encourage or take any other action intended or which could be reasonably expected to facilitate (including by way of furnishing non-public information or data concerning the Company or any of its Subsidiaries) any proposals, offers or inquiries with respect to the making or completion of, or proposal or offer that constitutes, or is reasonably expected to lead to the making or completion of, an Acquisition Proposal, (ii) engage, continue or participate in any negotiations concerning, or provide any confidential information or data to, or have any discussions with or otherwise cooperate in any way with, any Person relating to the making or completion of an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (except, at the same time as the Company is permitted to do so under the Merger Agreement (and only at the time that the Company is actually doing so) in connection with a Qualifying Acquisition Proposal, for the sole and limited purpose of responding to an inquiry from the party making such Qualifying Acquisition Proposal as to whether such Founder Party would, if such Qualifying Acquisition Proposal is deemed to be a Superior Proposal and the Merger Agreement is terminated in accordance with its terms to allow the Company to accept such Superior Proposal, execute and deliver an irrevocable undertaking, in form and substance substantially similar to this Irrevocable Undertaking, in favor of such party) or (iii) approve, endorse, encourage or recommend, or propose to approve, endorse, encourage or recommend (or an intention to approve, endorse, encourage or recommend), or to execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Acquisition Proposal or any proposal or offer that constitutes or would reasonably be expected to lead to the making or completion of an Acquisition Proposal. Each Founder Party will notify their respective Representatives of the restrictions imposed by the preceding sentence and instruct them to comply with those restrictions.

(b) Each Founder Party will, and will cause their respective Representatives to (i) immediately cease and cause to be terminated all existing investigation activities, discussions or negotiations with any Person (including the Company) with respect to any Acquisition Proposal, and (ii) immediately request the prompt return or destruction of all non-public information regarding the Company it has provided to any Person from such Person.

(c) Each Founder Party shall, and the Founders shall cause the Founder Shareholders to, promptly (and in any event within 24 hours) notify Parent orally and in writing of (i) the receipt of an Acquisition Proposal, or (ii) any request for nonpublic information relating to the Company or its Subsidiaries, and in each case indicating in connection with such notice the identity of the Person or group of Persons making such offer or request and including a written summary of the material terms and conditions of any such Acquisition Proposals, or requests that are not made in writing and copies of any Acquisition Proposals, requests made in writing and thereafter shall keep Parent reasonably informed on a current basis of the status and terms of any such Acquisition Proposals (including any changes or amendments thereto).

3.6 Termination of Shareholder Agreements. Prior to the Closing Date, the Founder Shareholders shall, and the Founders shall cause the Founder Shareholders to, execute and deliver agreements duly executed by all parties thereto terminating, the Shareholder Agreements, with such termination to be effective as of the Effective Time (it being understood that if the Merger Agreement is terminated, such termination of the Shareholders Agreements shall be of no further force or effect), and no Founder Shareholder shall, and the Founders shall cause the Founder Shareholders not to, otherwise amend or propose to amend or otherwise consent to any amendment to a Shareholder Agreement to which it is a party without the prior written consent of Parent or Merger Sub (which shall not be unreasonably withheld).

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3.7 Consent; Dissenter and Appraisal Rights. Each Founder Party hereby consents to and approves the actions taken by the Board of Directors in approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Each Founder Party hereby waives, and agrees not to exercise or assert, if applicable, any appraisal and dissention rights under Section 238 of the Cayman Companies Law in connection with the Merger.

ARTICLE IV

MISCELLANEOUS

4.1 Termination. This Irrevocable Undertaking shall terminate automatically, without any action on the part of any party hereto, upon the earlier to occur of (a) if the Effective Time occurs, the completion of the Transition Matters in the reasonable discretion of Parent, and (b) the termination of the Merger Agreement by either or both of Parent and the Company pursuant to Article VII of the Merger Agreement; provided, however, that, in the event this Irrevocable Undertaking is otherwise terminable pursuant to the immediately preceding clause (b), if a Triggering Event shall have occurred, then Section 1.5, this Section 4.1 and Sections 4.3 through 4.19 of this Irrevocable Undertaking shall remain in full force and effect until the earlier of (i) the date the Founder Parties shall have satisfied their respective payment obligations (if any) pursuant to Section 1.5 (including any such payments with respect to any deferred or contingent payments or consideration), and (ii) 12 months after the date of the termination of the Merger Agreement (it being understood and agreed that if the Company enters into a definitive Alternative Acquisition Agreement regarding an Acquisition Proposal within such 12-month period, such Sections shall not terminate at the end of such 12-month period and shall continue to remain in force until the earlier of (x) the consummation of such definitive Alternative Acquisition Agreement and the satisfaction by the Founder Parties of their respective payment obligations pursuant to Section 1.5, and (y) the termination of such definitive Alternative Acquisition Agreement); and provided, further, that at the Effective Time, the covenants, agreements, obligations and representations and warranties of the Founder Parties set forth in Article I, Sections 2.1(b) and 2.3(c) and Article III (other than Section 3.1) shall terminate automatically, without any action on the part of any party hereto.

4.2 Further Assurances. From time to time, at the other party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Irrevocable Undertaking.

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4.3 No Ownership Interest. Nothing contained in this Irrevocable Undertaking shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the applicable Founder Shareholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct any Founder Shareholder in the voting of any of the Shares, except as otherwise provided herein.

4.4 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Irrevocable Undertaking, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the termination of this Irrevocable Undertaking pursuant to Section 4.1, except as otherwise expressly provided in Section 4.1.

4.5 Expenses. All costs and expenses incurred in connection with this Irrevocable Undertaking and the transactions contemplated hereby will be paid by the party incurring such costs and expenses.

4.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others (except for notices specifically required to be delivered orally) shall be in writing and delivered personally or sent by facsimile or overnight courier:

If to Parent, to:

Pearson Education, Inc.

One Lake Street

Upper Saddle River, NJ 07458

Attention: Robert L. Dancy

Email: robert.dancy@pearsoned.com

Pearson Education Asia Limited

18th Floor, Cornwall House

Taikoo Place, 979 King’s Road

Quarry Bay, Hong Kong

Attention: Dugie Cameron

Facsimile: +852 2904 0828

Email: dugie.cameron@pearson.com

Pearson Education Beijing Office

Suite 1208, Tower D, Beijing Global Trade Centre

36 North Third Ring Road East, Dongcheng District

Beijing, China 100013

Attention: Elizabeth Knup

Facsimile: +86 (0) 10 5825 7950

Email: elizabeth.knup@pearson.com

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and

Pearson Education

Edinburgh Gate

Harlow, Essex

CM20 2JE

United Kingdom

Attention: Victoria Lockie

Facsimile: + 44 (0) 1279 623409

Email: victoria.lockie@pearson.com

with copies to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Facsimile:	(212) 309-6001
Attention:	Charles E. Engros, Jr. Robert W. Dickey
Email:	cengros@morganlewis.com rdickey@morganlewis.com

If to the Founder Parties, to:

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

Attention: Yongqi Zhang

Facsimile: (86-10) 8011-5555

Email: zhangyongqi@gedu.org

with copies to:

O’Melveny & Myers LLP

Yin Tai Centre, Office Tower, 37th Floor

No. 2 Jianguomenwai Ave.

Chao Yang District

Beijing 100022

Attention: David J. Roberts

Facsimile: +86-10-6563-4201

Email: droberts@omm.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party: (a) upon actual receipt, if delivered personally; (b) upon confirmation of successful transmission if sent by facsimile or email (provided that if given by facsimile or email such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or (c) two Business Days after deposit with an overnight courier, if sent by an internationally recognized overnight courier.

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4.7 Construction. The parties have participated jointly in the negotiation and drafting of this Irrevocable Undertaking, and, in the event an ambiguity or question of intent or interpretation arises, this Irrevocable Undertaking will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Irrevocable Undertaking.

4.8 Succession and Assignment. This Irrevocable Undertaking will be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Irrevocable Undertaking or any of its rights, interests or obligations hereunder, provided that Parent may do so with the prior written approval of either of the Founders (not to be unreasonably withheld); provided, further, that Parent may assign their respective rights, interests or obligations hereunder to any Affiliate of Parent without the consent of the other parties hereto, but no such assignment shall relieve Parent of its obligations hereunder. Any purported assignment not permitted under this Section 4.8 shall be null and void.

4.9 Entire Agreement. This Irrevocable Undertaking constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they are related in any way to the subject matter hereof.

4.10 Governing Law. This Irrevocable Undertaking and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Irrevocable Undertaking or the negotiation, execution or performance of this Irrevocable Undertaking (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Irrevocable Undertaking) shall be governed by and construed in accordance with the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts of laws (other than New York General Obligations Law Sections 5-1401 and 5-1402).

4.11 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Irrevocable Undertaking were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Irrevocable Undertaking by a party hereto could not be adequately compensated in all cases by monetary damages alone. The parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Irrevocable Undertaking by any other party hereto and to enforce specifically the terms and provisions hereof. Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Irrevocable Undertaking by any other party hereto, and to specifically enforce the terms and provisions of this Irrevocable Undertaking to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of each party hereto under this Irrevocable Undertaking all in accordance with the terms of this Section 4.11.

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4.12 Joint and Several Liability. The liability to Parent of the Founder Shareholders and the Founders pursuant to the first sentence of Section 1.1(a), and Sections 1.3, 1.5, 3.2(b), 3.3, 3.4, 3.5, 3.6, and 3.7, of this Irrevocable Undertaking shall be joint and several.

4.13 Exclusive Jurisdiction. Subject to Section 4.14 of this Irrevocable Undertaking, each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the jurisdiction of any New York State court or Federal court of the United States of America sitting in the state of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby in any such New York court or in any such Federal court, (c) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other matter provided by law. Each party irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the addresses set forth in Section 4.6 shall be effective service of process for any suit, action or proceeding brought in any such court. Each party hereby irrevocably and unconditionally designates, appoints and empowers CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011, USA, as its designee, appointee and agent to receive, accept and acknowledge for and on their respective behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against such party in any such United States federal or state court with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, Parent, on the one hand, and the Founders, on the other hand, agrees to designate a new designee, appointee and agent in the State of New York on the terms and for the purposes of this Section 4.13 reasonably satisfactory to the Founders or Parent, respectively. Parent, on the one hand, and the Founders, on the other hand, further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against the Founders or Parent, respectively, by serving a copy thereof upon the relevant agent for service of process referred to in this Section 4.13 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) or by sending copies thereof by a recognized next day courier service to Parent, or the Founders, respectively, at its address specified in or designated pursuant to this Agreement. Each party agrees that the failure of any such designee, appointee and agent to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

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4.14 Arbitration. At the election of Parent or the Founders, any dispute among the parties as to the interpretation of any provision of this Agreement or the rights and obligations of any party hereunder shall be resolved through binding arbitration as hereinafter provided in New York, New York. The parties shall provide notice to the American Arbitration Association (“AAA”) and request AAA to select one person (who shall be impartial, and shall be a retired New York State justice or judge or a retired U.S. Federal court judge, or if not reasonably available, shall otherwise be an attorney licensed to practice in the State of New York and knowledgeable about and experienced with the law of New York and have had at least 15 years of legal experience in the area of mergers and acquisitions) to act as the arbitrator for resolution of the dispute. The arbitrator so selected will establish the rules for proceeding with the arbitration of the dispute, which will be binding upon all parties to the arbitration proceeding. The arbitrator may use the rules of AAA for commercial arbitration but is encouraged to adopt the rules the arbitrator deems appropriate to accomplish the arbitration in the quickest and least expensive manner possible. In reaching any determination or award, the arbitrator will apply the laws of the State of New York without giving effect to any principles of conflict of laws under the laws of the State of New York.

4.15 Waiver of Jury Trial. Each of the parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Irrevocable Undertaking or the transactions contemplated hereby. Each of the parties (a) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties have been induced to enter into this Irrevocable Undertaking and the Merger, as applicable, by, among other things, the mutual waivers and certifications in this Section 4.15.

4.16 Severability. If any provision of this Irrevocable Undertaking is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Irrevocable Undertaking will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Irrevocable Undertaking will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Irrevocable Undertaking a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

4.17 No Third-Party Beneficiaries. This Irrevocable Undertaking will not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

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4.18 Amendments. This Irrevocable Undertaking may not be amended except by an instrument in writing signed on behalf of Parent and each of the Founder Parties, provided that any amendment to Exhibit B hereto may be effected by an instrument in writing signed on behalf of Parent and by the Founders.

4.19 Counterparts. This Irrevocable Undertaking may be executed (including by facsimile, “pdf” or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same instrument.

[Signature page follows.]

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IN WITNESS WHEREOF, the undersigned has duly executed this Irrevocable Undertaking as of the date first written above.

PEARSON PLC

By:	/s/ Marjorie Scardino
Name: Marjorie Scardino
Title: Chief Executive Officer

Signature Page to Irrevocable Undertaking

IN WITNESS WHEREOF, the undersigned has caused this Irrevocable Undertaking to be duly executed by its authorized officers as of the date first above written.

TALENT LEADS HOLDINGS LIMITED

By:	/s/ Yongqi Zhang
Name: Yongqi Zhang
Title: Authorized Signatory

Signature Page to Irrevocable Undertaking

IN WITNESS WHEREOF, the undersigned has caused this Irrevocable Undertaking to be duly executed by its authorized officers as of the date first above written.

ETERNAL JADE INC.

By:	/s/ Yongqi Zhang
Name: Yongqi Zhang
Title: Authorized Signatory

Signature Page to Irrevocable Undertaking

IN WITNESS WHEREOF, the undersigned has caused this Irrevocable Undertaking to be duly executed by its authorized officers as of the date first above written.

MAGIC COLORS HOLDINGS LIMITED

By:	/s/ Xiaodong Zhang
Name: Xiaodong Zhang
Title: Authorized Signatory

Signature Page to Irrevocable Undertaking

IN WITNESS WHEREOF, the undersigned has caused this Irrevocable Undertaking to be duly executed by its authorized officers as of the date first above written.

ORIENTAL LIGHT CONSULTING LIMITED

By:	/s/ Xiaodong Zhang
Name: Xiaodong Zhang
Title: Authorized Signatory

Signature Page to Irrevocable Undertaking

IN WITNESS WHEREOF, the undersigned has duly executed this Irrevocable Undertaking as of the date first above written.

/s/ Yongqi Zhang
Yongqi Zhang

Signature Page to Irrevocable Undertaking

IN WITNESS WHEREOF, the undersigned has duly executed this Irrevocable Undertaking as of the date first above written.

/s/ Xiaodong Zhang
Xiaodong Zhang

Signature Page to Irrevocable Undertaking

Exhibit 99.4

IRREVOCABLE UNDERTAKING

This IRREVOCABLE UNDERTAKING is dated as of November 19, 2011 (this “Irrevocable Undertaking”), between Pearson Dragon plc, a public limited company organized under the laws of England and Wales (“Parent”), and SB Asia Investment Fund II, L.P. a Cayman Islands limited partnership (the “Shareholder”).

RECITALS

WHEREAS, Parent, Genius Merger Sub, a Cayman Islands exempted company and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Global Education & Technology Group Limited, a Cayman Islands exempted company (the “Company”), are, concurrently with the execution and delivery of this Irrevocable Undertaking, entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which Merger Sub has agreed to merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth therein;

WHEREAS, as of the date hereof, the Shareholder is the beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of 27,949,166 Ordinary Shares (the “Existing Shares” and, together with any Ordinary Shares and options, warrants and other rights to purchase Ordinary Shares or other voting capital stock or securities of the Company and any other securities convertible into or exercisable or exchangeable for Ordinary Shares or other voting capital stock or securities of the Company acquired by the Shareholder after the date hereof, the “Shares”);

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, the Shareholder has agreed to enter into this Irrevocable Undertaking; and

WHEREAS, capitalized terms used but not defined herein have the respective meanings ascribed thereto in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent and the Shareholder hereby agree as follows:

ARTICLE I

VOTING

1.1 Agreement to Vote.

(a) The Shareholder hereby irrevocably agrees, from and after the date hereof and until the date on which this Irrevocable Undertaking is terminated pursuant to Section 4.1 hereof, at any meeting of the holders of Ordinary Shares (the “Company Shareholders”), however called, at any adjournment thereof, and in connection with any written consent of the Company Shareholders, whether in person or by proxy: (i) to appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum and to ensure that any vote at such meeting be a poll vote; and (ii) to vote (or deliver a written consent in lieu thereof) all of the Shares that the Shareholder is entitled to vote (or deliver a written consent with respect thereto) at the time of any vote or written consent (A) to authorize and approve the Merger Agreement, and approve any resolutions and actions in furtherance thereof as and when such Merger Agreement or such other resolutions and actions are submitted for the consideration and vote of the Company Shareholders, (B) against any Acquisition Proposal (whether or not a Superior Proposal), without regard to the terms of such Acquisition Proposal, or any other transaction, proposal, agreement or action made in opposition to authorization and approval of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement, and (C) against any other action that is intended to or could prevent, impede, or, in any material respect, interfere with, delay or adversely affect the transactions contemplated by the Merger Agreement. Any such vote will be cast in such poll vote or consent given in accordance with procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such poll vote or consent.

(b) Sections 1.1 and 1.3 of this Irrevocable Undertaking shall not limit or restrict any affiliate or designee of the Shareholder who serves as a member of the Board of Directors in acting in his or her capacity as a director of the Company and exercising his or her fiduciary duties and responsibilities.

1.2 No Inconsistent Agreements. The Shareholder hereby represents, warrants, covenants and agrees that, except for this Irrevocable Undertaking, it (a) has not entered into, and shall not enter into at any time while this Irrevocable Undertaking remains in effect, any voting agreement or voting trust with respect to any of the Shares, (b) has not granted, and shall not grant at any time while this Irrevocable Undertaking remains in effect, a proxy, a consent or power of attorney with respect to any of the Shares and (c) has not entered into any agreement or knowingly taken any action (and shall not enter into any agreement or knowingly take any action) that would make any representation or warranty of the Shareholder contained herein untrue or incorrect in any material respect or have the effect of preventing the Shareholder from performing any of its material obligations under this Irrevocable Undertaking.

1.3 Proxy.

(a) The Shareholder hereby grants to Parent (and any designee of Parent) a proxy (and appoints Parent or any such designee of Parent as its attorney-in-fact) to vote the Shares in the manner indicated in Section 1.1 (which proxy and appointment shall be limited solely to the matters set forth in Section 1.1). This proxy and appointment (i) is irrevocable, (ii) is coupled with an interest and (iii) constitutes, among other things, an inducement for Parent and Merger Sub to enter into the Merger Agreement. This proxy and appointment shall continue in force until it expires, automatically and without further action by the parties, upon termination of this Irrevocable Undertaking. This proxy and appointment will survive the dissolution, bankruptcy or other incapacity of the Shareholder. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and appointment.

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(b) The Shareholder hereby revokes any and all prior proxies or powers of attorney given by the Shareholder with respect to the voting of any Shares inconsistent with the terms of this Agreement.

1.4 Payment with Respect to Certain Profits.

(a) If (i) (A) after the date hereof the Merger Agreement shall have been terminated (1) pursuant to either Section 7.2(a) or Section 7.4(b) of the Merger Agreement (each of the events referred to in clause (1) a “Tail Termination Event”), or (2) pursuant to Section 7.3(b) or Section 7.4(a) of the Merger Agreement (each of the events referred to in this clause (2) a “Non-Tail Termination Event”), and (B) as a result of any Tail Termination Event or Non-Tail Termination Event, a Company Termination Fee shall become payable to Parent pursuant to Section 7.6(b) of the Merger Agreement (the occurrence of the circumstances in this clause (i), a “Triggering Event”), and (ii) concurrently with or at any time within 12 months after the date of such termination of the Merger Agreement, the Company enters into a definitive Alternative Acquisition Agreement regarding an Acquisition Proposal, and subsequently consummates such Acquisition Proposal, then the Shareholder, concurrent with the consummation of such Acquisition Proposal, as applicable, pay to Parent an amount equal to 50% of the aggregate Profit (as hereinafter defined) of the Shareholder, if any, in such Acquisition Proposal. Any payment to Parent hereunder shall be made in the same form as the consideration received from such transaction (and, if the consideration so received was in more than one form, then in the same proportion as the forms of consideration so received). Once such payment of 50% of such aggregate Profit shall have been received by Parent, the obligations of parties under this Section 1.4 shall thereafter terminate and be of no further force or effect. For purposes of Sections 1.4 and 4.1 of this Irrevocable Undertaking, all references to 15% in the definition of “Acquisition Proposal” shall be deemed references to 50%.

(b) For purposes of this Section 1.4, “Profit” of the Shareholder in connection with the consummation of an Acquisition Proposal equals the aggregate consideration that the Shareholder actually received as consideration for the Shares held by the Shareholder on the date hereof, directly or indirectly, as a result of such consummation, valuing any non-cash consideration (including any residual equity interest in the Company or any successor thereto, whether represented by Ordinary Shares or other securities of the Company or any successor thereto, to the extent that the Company has engaged in a spin-off, recapitalization or similar transaction) at its fair market value as of the date of consummation, less the amount of the aggregate consideration the Shareholder would have received as a result of consummation of the Merger (including, for the avoidance of doubt, the Holdback Amount). For purposes of calculating “Profit”, all deferred payments or consideration, and all contingent payments, in each case will be deemed paid to the Shareholder when actually received (and then only to the extent actually received) by the Shareholder. The Shareholder expressly agrees that its obligations to Parent under this Section 1.4 are personal obligations of the Shareholder and that the Shareholder’s obligation to pay Profit to Parent under this Section 1.4 shall not be affected as a result of any Transfer of the Shares following the termination of this Agreement. The Shareholder waives any right to any cross-claim against a future holder of the Shares in response to a claim by Parent for Profit pursuant to this Section 1.4.

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(c) The fair market value of any non-cash consideration consisting of: (i) securities listed on a national securities exchange or traded on the Nasdaq shall be equal to the average of the closing prices per share of such security as reported on such exchange or Nasdaq for each of the five trading days prior to the date of determination; and (ii) property other than cash or securities of the type described in the immediately preceding clause (i) shall be the amount that a reasonable, willing buyer would pay to a reasonable, willing seller, taking into account the nature and terms of such property. In the event of a dispute as to the fair market value of such property, such disputed amounts shall be determined by a nationally recognized independent investment banking firm mutually agreed upon by the parties within five Business Days of the event requiring such selection (or, if the parties are unable so to agree, each of Parent, on the one hand, and the Shareholder, on the other hand, will select one such firm, and those two firms will select a third such firm, which will make such determination). The determination made by such investment banking firm shall be final and binding on the parties and responsibility for the costs and expenses of such investment banking firm shall be allocated between Parent, on the one hand, and the Shareholder, on the other hand, based upon the percentage which the portion of the contested amount not awarded to Parent, on the one hand, and the Shareholder, on the other hand, bears to the amount actually contested by Parent, on the one hand, and the Shareholder, on the other hand, as determined by the investment banking firm.

(d) Any payment to be made hereunder on account of Profit (i) received in cash, shall be paid by wire transfer of same day funds to an account designated by Parent, and (ii) received in the form of securities or other property, shall be paid through delivery to Parent of the securities or property, suitably endorsed for transfer and free and clear of all Liens.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Shareholder. The Shareholder represents and warrants to Parent as follows:

(a) Organization; Authorization; Validity of Agreement. The Shareholder has all requisite power and authority to execute and deliver this Irrevocable Undertaking and to perform its obligations under this Irrevocable Undertaking. Each of the persons executing this Irrevocable Undertaking on behalf of the Shareholder has full power and authority to execute and deliver this Irrevocable Undertaking on behalf of the Shareholder and to thereby bind the Shareholder. This Irrevocable Undertaking has been duly executed and delivered by the Shareholder and, assuming due and valid authorization, execution and delivery hereof by Parent, constitutes a valid and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

(b) Ownership. The Shareholder owns beneficially all of the Existing Shares, free and clear of all Liens, subscriptions, options, warrants, calls, proxies, commitments, restrictions and Contracts of any kind. The Existing Shares represent all of the capital stock of the Company owned of record or beneficially by the Shareholder and the Shareholder does not directly or indirectly hold or exercise control over any options, warrants or other rights to purchase Ordinary Shares or other voting capital stock or securities of the Company or any other securities convertible into or exercisable or exchangeable for Ordinary Shares or other voting capital stock or securities of the Company. The Existing Shares and any additional Ordinary Shares, subject to options, warrants and other rights to purchase Ordinary Shares or other voting capital stock or securities of the Company and any other securities convertible into or exercisable or exchangeable for Ordinary Shares or other voting capital stock or securities of the Company acquired by the Shareholder after the date hereof and prior to the Effective Time will be, owned beneficially and of record by the Shareholder, free and clear of any Liens, subscriptions, options, warrants, calls, proxies, commitments, restrictions and Contracts of any kind (other than subject to this Agreement and applicable securities Laws). The Shareholder has and (except as otherwise expressly provided by this Irrevocable Undertaking) will have at all times through the Effective Time sufficient rights and powers over the voting and disposition with respect to the matters set forth in Article I, and to agree to all of the matters set forth in this Irrevocable Undertaking, in each case with respect to all of the Shares, with no other limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Irrevocable Undertaking.

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(c) Noncontravention.

(i) Neither the execution and delivery of this Irrevocable Undertaking, nor the consummation of the transactions contemplated by this Irrevocable Undertaking will, with or without the giving of notice or the lapse of time or both, (A) violate any Law applicable to the Shareholder, (B) require any filing or registration with, or the giving of any notice to, any Governmental Entity by the Shareholder, or (C) result in a violation or breach of, constitute a default under, give rise to any right of modification of any obligations or the loss of any benefit under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or otherwise violate any of the terms, conditions or provisions of any Contract to which the Shareholder is a party, except in the case of clauses (A) through (C) above, violations which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Merger.

(ii) Neither the execution and delivery of this Irrevocable Undertaking by the Shareholder, nor the consummation of the transactions contemplated by this Irrevocable Undertaking will, with or without the giving of notice or the lapse of time or both, require any Order or Permit of, or filing with or notification to, any Governmental Entity (except for such filings under the Securities Act and the Exchange Act as may be required in connection with this Irrevocable Undertaking) or any third party.

(d) Reliance. The Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Irrevocable Undertaking.

2.2 Representations and Warranties of Parent. Parent represents and warrants to the Shareholder as follows:

(a) Authorization; Validity of Agreement. Parent has all requisite power and authority to execute and deliver this Irrevocable Undertaking and to perform its obligations under this Irrevocable Undertaking. This Irrevocable Undertaking has been duly executed and delivered by Parent and, assuming due and valid authorization, execution and delivery hereof by the Shareholder, constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

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(b) Noncontravention.

(i) Neither the execution and delivery of this Irrevocable Undertaking, nor the consummation of the transactions contemplated by this Irrevocable Undertaking will, with or without the giving of notice or the lapse of time or both, (A) violate any Law applicable to Parent, (B) require any filing or registration with, or the giving of any notice to, any Governmental Entity by Parent, or (C) result in a violation or breach of, constitute a default under, give rise to any right of modification of any obligations or the loss of any benefit under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or otherwise violate any of the terms, conditions or provisions of any Contract to which Parent is a party, except in the case of clauses (A) through (C) above, violations which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Merger.

(ii) Neither the execution and delivery of this Irrevocable Undertaking by Parent, nor the consummation of the transactions contemplated by this Irrevocable Undertaking will, with or without the giving of notice or the lapse of time or both, require any Order or Permit of, or filing with or notification to, any Governmental Entity (except for such filings under the Securities Act and the Exchange Act as may be required in connection with this Irrevocable Undertaking) or any third party.

(c) Reliance. Parent understands and acknowledges that the Shareholder is entering into this Agreement in reliance upon Parent’s execution, delivery and performance of the Merger Agreement. Parent and Merger Sub have available and will continue to have available to them, at all times from the date hereof through Effective Time, all funds (either as cash on hand or as committed borrowing facilities) necessary for the payment to the Paying Agent of the aggregate amount of the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement (including all related Expenses of the Parent and Merger Sub).

ARTICLE III

OTHER COVENANTS

3.1 Shareholder Covenants.

(a) To the extent the assistance or cooperation of the Shareholder is necessary or advisable, from and after the effective time, the Shareholder shall provide to Parent and its Affiliates (including the Surviving Company and its Subsidiaries) all reasonable cooperation, and shall take all actions (including those reasonably requested by Parent or any of its Affiliates), to assist in the completion of the Transition Matters (as defined in that certain Irrevocable Undertaking dated as of the date hereof among Parent, Talent Leads Holdings Limited, Eternal Jade Inc., Magic Colors Holdings Limited, Oriental Light Consulting Limited, Mr. Yongqi Zhang and Ms. Xiaodong Zhang, and all references herein to the Transition Matters shall be as so defined therein), subject to the terms and conditions set forth in Exhibit A.

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(b) The Shareholder will make itself available on a reasonable basis by telephone, via e-mail or in person and provide consultation, advice and guidance to Parent and its Affiliates with respect to the Transition Matters and any other matter regarding the business and operations of the Surviving Company and its Subsidiaries and arising out of, related to or in connection with the acquisition of the Company and its Subsidiaries by Parent, and shall complete, execute, deliver and file all such other agreements, certificates, filings, documents and instruments as Parent may reasonably request in connection with the Transition Matters. The Shareholders will give prompt written notice to Parent of any fact, circumstance, change or event that comes to its attention that would (or would reasonably be expected to), individually or in the aggregate, prevent or materially delay the completion of the Transition Matters.

(c) The Shareholder shall deliver to Parent (or Parent’s designee) on the Closing Date all copies of books and records (whether in written or electronic form) regarding the business of the Company and its Subsidiaries in the control and possession of the Shareholder and each Shareholder shall keep confidential, and not disclose to any Person (other than to Parent and its Affiliates) any information regarding the Company and its Subsidiaries and their business and operations, including any information related to the Transition Matters, except as may be required by applicable Law (and provided that, to the extent permitted by such Law, the Shareholder first notify Parent, and provide Parent with reasonable opportunity to request and obtain any confidential treatment available for such information whose disclosure is required by Law and cooperate with Parent in any such request).

3.2 Stock Dividends, etc.

(a) In case of a stock dividend or distribution, or any change in Ordinary Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, for all purposes under this Irrevocable Undertaking, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or that are received in such transaction.

(b) The Shareholder shall, while this Irrevocable Undertaking is in effect, notify Parent promptly in writing of the number of any additional Ordinary Shares, any additional options, warrants or rights to purchase Ordinary Shares or other voting capital stock of the Company and any other securities convertible into or exercisable or exchangeable for Ordinary Shares or other voting capital stock or securities of the Company acquired by the Shareholder, if any, after the date hereof.

3.3 Transfers. The Shareholder shall not, while this Irrevocable Undertaking is in effect and except as expressly contemplated hereby, directly or indirectly (a) grant any proxies or enter into any voting agreement, voting trust or other agreement or arrangement with respect to the voting of any Shares, (b) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (including by merger or otherwise by operation of law) (collectively, a “Transfer”) or (c) enter into any contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Shares, any additional Ordinary Shares and options to purchase Ordinary Shares acquired beneficially or of record by the Shareholder after the date hereof, or any interest therein. The Shareholder shall not seek or solicit any such Transfer or any such contract, option or other arrangement or understanding with respect to any Transfer, and shall promptly notify (and provide information requested by) Parent, if it is approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

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3.4 Adverse Actions. Parent and the Shareholder shall not, and Parent shall cause Merger Sub not to, while this Agreement is in effect, (a) take, agree or commit to take any action that would reasonably be expected to make any representation and warranty of Parent or the Shareholder, as applicable, contained in this Agreement inaccurate in any respect as of any time during the term of this Agreement, or (b) fail to take all reasonable action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time. The Shareholder shall, while the Merger Agreement is in effect, not take any action that would prevent, materially delay, or would reasonably be expected to delay in any material respect the transactions contemplated by the Merger Agreement. Parent and the Shareholder shall reasonably cooperate with the Shareholder and Parent, respectively, as and to the extent reasonably requested by Parent or the Shareholder, respectively, to effect the transactions contemplated hereby.

3.5 Acquisition Proposals.

(a) The Shareholder shall not, and shall ensure that its Representatives do not, directly or indirectly, (i) initiate, solicit, propose, encourage or take any other action intended or which could be reasonably expected to facilitate (including by way of furnishing non-public information or data concerning the Company or any of its Subsidiaries) any proposals, offers or inquiries with respect to the making or completion of, or proposal or offer that constitutes, or is reasonably expected to lead to the making or completion of, an Acquisition Proposal, (ii) engage, continue or participate in any negotiations concerning, or provide any confidential information or data to, or have any discussions with or otherwise cooperate in any way with, any Person relating to the making or completion of an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (except, at the same time as the Company is permitted to do so under the Merger Agreement (and only at the time that the Company is actually doing so) in connection with a Qualifying Acquisition Proposal, for the sole and limited purpose of responding to an inquiry from the party making such Qualifying Acquisition Proposal as to whether the Shareholder would, if such Qualifying Acquisition Proposal is deemed to be a Superior Proposal and the Merger Agreement is terminated in accordance with its terms to allow the Company to accept such Superior Proposal, execute and deliver an irrevocable undertaking, in form and substance substantially similar to this Irrevocable Undertaking, in favor of such party) or (iii) approve, endorse, encourage or recommend, or propose to approve, endorse, encourage or recommend (or an intention to approve, endorse, encourage or recommend), or to execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Acquisition Proposal or any proposal or offer that constitutes or would reasonably be expected to lead to the making or completion of an Acquisition Proposal. The Shareholder will notify its Representatives of the restrictions imposed by the preceding sentence and instruct them to comply with those restrictions.

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(b) The Shareholder will, and will cause its Representatives to (i) immediately cease and cause to be terminated all existing investigation activities, discussions or negotiations with any Person (including the Company) with respect to any Acquisition Proposal, and (ii) immediately request the prompt return or destruction of all non-public information regarding the Company it has provided to any Person from such Person.

(c) The Shareholder shall, promptly (and in any event within 24 hours) notify Parent orally and in writing of (i) the receipt of an Acquisition Proposal, or (ii) any request for nonpublic information relating to the Company or its Subsidiaries, and in each case indicating in connection with such notice the identity of the Person or group of Persons making such offer or request and including a written summary of the material terms and conditions of any such Acquisition Proposals, or requests that are not made in writing and copies of any Acquisition Proposals, requests made in writing and thereafter shall keep Parent reasonably informed on a current basis of the status and terms of any such Acquisition Proposals (including any changes or amendments thereto).

3.6 Termination of Shareholder Agreements. Prior to the Closing Date, the Shareholder shall execute and deliver agreements duly executed by all parties thereto terminating, the Shareholder Agreements, with such termination to be effective as of the Effective Time (it being understood that if the Merger Agreement is terminated, such termination of the Shareholders Agreements shall be of no further force or effect), and the Shareholder shall not otherwise amend or propose to amend or otherwise consent to any amendment to a Shareholder Agreement to which it is a party without the prior written consent of Parent or Merger Sub (which shall not be unreasonably withheld).

3.7 Consent; Dissenter and Appraisal Rights. The Shareholder hereby consents to and approves the actions taken by the Board of Directors in approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. The Shareholder hereby waives, and agrees not to exercise or assert, if applicable, any appraisal and dissention rights under Section 238 of the Cayman Companies Law in connection with the Merger.

ARTICLE IV

MISCELLANEOUS

4.1 Termination. This Irrevocable Undertaking shall terminate automatically, without any action on the part of any party hereto, upon the earlier to occur of (a) if the Effective Time occurs, the completion of the Transition Matters in the reasonable discretion of Parent and (b) the termination of the Merger Agreement by either or both of Parent and the Company pursuant to Article VII of the Merger Agreement; provided, however, that, in the event this Irrevocable Undertaking is otherwise terminable pursuant to the immediately preceding clause (b), if a Triggering Event shall have occurred, then Section 1.4, this Section 4.1 and Sections 4.3 through 4.19 of this Irrevocable Undertaking shall remain in full force and effect until the earlier of (i) the date the Shareholder shall have satisfied its payment obligations (if any) pursuant to Section 1.4 (including any such payments with respect to any deferred or contingent payments or consideration), and (ii) 12 months after the date of the termination of the Merger Agreement (it being understood and agreed that if the Company enters into a definitive Alternative Acquisition Agreement regarding an Acquisition Proposal within such 12-month period, such Sections shall not terminate at the end of such 12-month period and shall continue to remain in force until the earlier of (x) the consummation of such definitive Alternative Acquisition Agreement and the satisfaction by the Shareholder of its payment obligations pursuant to Section 1.4, and (y) the termination of such definitive Alternative Acquisition Agreement); and provided, further, that at the Effective Time, the covenants, agreements, obligations and representations and warranties of the Shareholder set forth in Article I, Sections 2.1(b) and Article III (other than Sections 3.1) shall terminate automatically, without any action on the part of any party hereto.

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4.2 Further Assurances. From time to time, at the other party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Irrevocable Undertaking.

4.3 No Ownership Interest. Nothing contained in this Irrevocable Undertaking shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Shareholder in the voting of any of the Shares, except as otherwise provided herein.

4.4 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Irrevocable Undertaking, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the termination of this Irrevocable Undertaking pursuant to Section 4.1, except as otherwise expressly provided in Section 4.1.

4.5 Expenses. All costs and expenses incurred in connection with this Irrevocable Undertaking and the transactions contemplated hereby will be paid by the party incurring such costs and expenses.

4.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others (except for notices specifically required to be delivered orally) shall be in writing and delivered personally or sent by facsimile or overnight courier::

If to Parent, to:

Pearson Education, Inc.

One Lake Street

Upper Saddle River, NJ 07458

Attention: Robert L. Dancy

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Facsimile:

Email: robert.dancy@pearsoned.com

Pearson Education Asia Limited

18th Floor, Cornwall House

Taikoo Place, 979 King’s Road

Quarry Bay, Hong Kong

Attention: Dugie Cameron

Facsimile: +852 2904 0828

Email: dugie.cameron@pearson.com

Pearson Education Beijing Office

Suite 1208, Tower D, Beijing Global Trade Centre

36 North Third Ring Road East, Dongcheng District,

Beijing, China 100013

Attention: Elizabeth Knup

Facsimile: +86 (0) 10 5825 7950

Email: elizabeth.knup@pearson.com

and

Pearson Education

Edinburgh Gate

Harlow, Essex

CM20 2JE

United Kingdom

Attention: Victoria Lockie

Facsimile: + 44 (0) 1279 623409

Email: victoria.lockie@pearson.com

with copies to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Facsimile:	(212) 309-6001
Attention:	Charles E. Engros, Jr. Robert W. Dickey
Email:	cengros@morganlewis.com
rdickey@morganlewis.com

If to the Shareholder, to:

c/o SAIF Advisors Limited

Suite 2516-2520

Two Pacific Place

88 Queensway

Hong Kong

Attention: Jason So

Tel: 00852 2918 2215

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with copies to:

O’Melveny & Myers LLP

Yin Tai Centre, Office Tower, 37th Floor

No. 2 Jianguomenwai Ave.

Chao Yang District

Beijing 100022

Attention: David J. Roberts

Facsimile: +86-10-6563-4201

Email: droberts@omm.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party: (a) upon actual receipt, if delivered personally; (b) upon confirmation of successful transmission if sent by facsimile or email (provided that if given by facsimile or email such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or (c) two Business Days after deposit with an overnight courier, if sent by an internationally recognized overnight courier.

4.7 Construction. The parties have participated jointly in the negotiation and drafting of this Irrevocable Undertaking, and, in the event an ambiguity or question of intent or interpretation arises, this Irrevocable Undertaking will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Irrevocable Undertaking.

4.8 Succession and Assignment. This Irrevocable Undertaking will be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Irrevocable Undertaking or any of its rights, interests or obligations hereunder, provided that Parent may do so with the prior written approval of the Shareholder (not to be unreasonably withheld); provided, further, that Parent may assign their respective rights, interests or obligations hereunder to any Affiliate of Parent without the consent of the other parties hereto, but no such assignment shall relieve Parent of its obligations hereunder. Any purported assignment not permitted under this Section 4.8 shall be null and void.

4.9 Entire Agreement. This Irrevocable Undertaking constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they are related in any way to the subject matter hereof.

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4.10 Governing Law. This Irrevocable Undertaking and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Irrevocable Undertaking or the negotiation, execution or performance of this Irrevocable Undertaking (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Irrevocable Undertaking) shall be governed by and construed in accordance with the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts of laws (other than New York General Obligations Law Sections 5-1401 and 5-1402).

4.11 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Irrevocable Undertaking were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Irrevocable Undertaking by a party hereto could not be adequately compensated in all cases by monetary damages alone. The parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Irrevocable Undertaking by any other party hereto and to enforce specifically the terms and provisions hereof. Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Irrevocable Undertaking by any other party hereto, and to specifically enforce the terms and provisions of this Irrevocable Undertaking to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of each party hereto under this Irrevocable Undertaking all in accordance with the terms of this Section 4.11.

4.12 Exclusive Jurisdiction. Subject to Section 4.13 of this Irrevocable Undertaking, each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the jurisdiction of any New York State court or Federal court of the United States of America sitting in the state of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby in any such New York court or in any such Federal court, (c) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other matter provided by law. Each party irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the addresses set forth in Section 4.6 shall be effective service of process for any suit, action or proceeding brought in any such court. Each party hereby irrevocably and unconditionally designates, appoints and empowers CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011, USA, as its designee, appointee and agent to receive, accept and acknowledge for and on their respective behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against such party in any such United States federal or state court with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, Parent, on the one hand, and the Shareholder, on the other hand, agrees to designate a new designee, appointee and agent in the State of New York on the terms and for the purposes of this Section 4.12 reasonably satisfactory to the Shareholder or Parent, respectively. Parent, on the one hand, and the Shareholder, on the other hand, further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against the Shareholder or Parent, respectively, by serving a copy thereof upon the relevant agent for service of process referred to in this Section 4.12 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) or by sending copies thereof by a recognized next day courier service to Parent, or the Shareholder, respectively, at its address specified in or designated pursuant to this Agreement. Each party agrees that the failure of any such designee, appointee and agent to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

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4.13 Arbitration. At the election of Parent or the Shareholder, any dispute among the parties as to the interpretation of any provision of this Agreement or the rights and obligations of any party hereunder shall be resolved through binding arbitration as hereinafter provided in New York, New York. The parties shall provide notice to the American Arbitration Association (“AAA”) and request AAA to select one person (who shall be impartial, and shall be a retired New York State justice or judge or a retired U.S. Federal court judge, or if not reasonably available, shall otherwise be an attorney licensed to practice in the State of New York and knowledgeable about and experienced with the law of New York and have had at least 15 years of legal experience in the area of mergers and acquisitions) to act as the arbitrator for resolution of the dispute. The arbitrator so selected will establish the rules for proceeding with the arbitration of the dispute, which will be binding upon all parties to the arbitration proceeding. The arbitrator may use the rules of AAA for commercial arbitration but is encouraged to adopt the rules the arbitrator deems appropriate to accomplish the arbitration in the quickest and least expensive manner possible. In reaching any determination or award, the arbitrator will apply the laws of the State of New York without giving effect to any principles of conflict of laws under the laws of the State of New York.

4.14 Waiver of Jury Trial. Each of the parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Irrevocable Undertaking or the transactions contemplated hereby. Each of the parties (a) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties have been induced to enter into this Irrevocable Undertaking and the Merger, as applicable, by, among other things, the mutual waivers and certifications in this Section 4.14.

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4.15 Severability. If any provision of this Irrevocable Undertaking is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Irrevocable Undertaking will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Irrevocable Undertaking will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Irrevocable Undertaking a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

4.16 No Third-Party Beneficiaries. This Irrevocable Undertaking will not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

4.17 Amendments. This Irrevocable Undertaking may not be amended except by an instrument in writing signed on behalf of Parent and the Shareholder.

4.18 Counterparts. This Irrevocable Undertaking may be executed (including by facsimile, “pdf” or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same instrument.

[Signature page follows.]

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IN WITNESS WHEREOF, the undersigned has duly executed this Irrevocable Undertaking as of the date first written above.

PEARSON PLC

By:	/s/ Marjorie Scardino
Name: Marjorie Scardino
Title: Chief Executive Officer

Signature Page to Irrevocable Undertaking

IN WITNESS WHEREOF, the undersigned has caused this Irrevocable Undertaking to be duly executed by its authorized officers as of the date first above written.

SB ASIA INVESTMENT FUND II, L.P.

By:	/s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title: Authorized Signatory

Signature Page to Irrevocable Undertaking